FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of October, 2023
Commission File Number: 001-12518

Banco Santander, S.A.
(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒            Form 40-F  ☐

BANCO SANTANDER, S.A.
________________________

TABLE OF CONTENTS

Part 1. Interim unaudited consolidated financial statements	3

Banco Santander, S.A.
and companies composing
Grupo Santander

Interim Condensed Consolidated
Financial Statements for the nine-month
period ended 30 September 2023

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.

GRUPO SANTANDER
CONDENSED CONSOLIDATED BALANCE SHEETS AS AT 30 SEPTEMBER 2023 AND 31 DECEMBER 2022
(EUR million)

ASSETS	Note	30-09-2023	31-12-2022 (*)
CASH, CASH BALANCES AT CENTRAL BANKS AND OTHER DEPOSITS ON DEMAND		217,057	223,073

FINANCIAL ASSETS HELD FOR TRADING	5	201,226	156,118
NON-TRADING FINANCIAL ASSETS MANDATORILY AT FAIR VALUE THROUGH PROFIT OR LOSS	5	6,104	5,713
FINANCIAL ASSETS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	5	9,650	8,989
FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME	5	86,029	85,239
FINANCIAL ASSETS AT AMORTISED COST	5	1,187,206	1,147,044
HEDGING DERIVATIVES		7,234	8,069

CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RISK		(3,151)	(3,749)

INVESTMENTS		7,819	7,615
Joint venture entities		2,026	1,981
Associated entities		5,793	5,634

ASSETS UNDER INSURANCE OR REINSURANCE CONTRACTS		233	308

TANGIBLE ASSETS	7	34,449	34,073
Property, plant and equipment		33,395	33,044
For own-use		13,575	13,489
Leased out under an operating lease		19,820	19,555
Investment properties		1,054	1,029
Of which : Leased out under an operating lease		889	804
INTANGIBLE ASSETS		19,635	18,645
Goodwill	8	14,072	13,741
Other intangible assets		5,563	4,904

TAX ASSETS		30,646	29,987
Current tax assets		9,620	9,200
Deferred tax assets		21,026	20,787

OTHER ASSETS		9,615	10,082
Insurance contracts linked to pensions		90	104
Inventories		8	11
Other		9,517	9,967

NON-CURRENT ASSETS HELD FOR SALE	6	3,092	3,453
TOTAL ASSETS		1,816,844	1,734,659
(*)Presented for comparison purposes only (see Note 1.e).

The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated balance sheet as at 30 September 2023.

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.
GRUPO SANTANDER
CONDENSED CONSOLIDATED BALANCE SHEETS AS AT 30 SEPTEMBER 2023 AND 31 DECEMBER 2022
(EUR million)

LIABILITIES	Note	30-09-2023	31-12-2022 (*)
FINANCIAL LIABILITIES HELD FOR TRADING	9	143,986	115,185
FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS (**)	9	39,602	40,268
FINANCIAL LIABILITIES AT AMORTISED COST	9	1,468,719	1,423,858
HEDGING DERIVATIVES		8,758	9,228

CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK		(217)	(117)

LIABILITIES UNDER INSURANCE OR REINSURANCE CONTRACTS (**)		17,177	16,426
PROVISIONS		8,369	8,149
Pension and other post-retirement obligations	10	2,232	2,392
Other long term employee benefits	10	795	950
Taxes and other legal contingencies	10	2,637	2,074
Contingent liabilities and commitments	14	777	734
Other provisions	10	1,928	1,999
TAX LIABILITIES		10,586	9,468
Current tax liabilities		4,180	3,040
Deferred tax liabilities		6,406	6,428

OTHER LIABILITIES		16,967	14,609

LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE		—	—
TOTAL LIABILITIES		1,713,947	1,637,074

SHAREHOLDERS´ EQUITY		128,718	124,732

CAPITAL	11	8,092	8,397
Called up paid capital		8,092	8,397
Unpaid capital which has been called up		—	—
SHARE PREMIUM		44,373	46,273
EQUITY INSTRUMENTS ISSUED OTHER THAN CAPITAL		712	688
Equity component of the compound financial instrument		—	—
Other equity instruments issued		712	688
OTHER EQUITY		196	175
ACCUMULATED RETAINED EARNINGS		74,115	66,702
REVALUATION RESERVES		—	—
OTHER RESERVES		(5,574)	(5,454)
(-) OWN SHARES		(28)	(675)
PROFIT ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT	3	8,143	9,605
(-) INTERIM DIVIDENDS		(1,311)	(979)

OTHER COMPREHENSIVE INCOME (LOSS)	11	(34,522)	(35,628)

ITEMS NOT RECLASSIFIED TO PROFIT OR LOSS		(4,974)	(4,635)

ITEMS THAT MAY BE RECLASSIFIED TO PROFIT OR LOSS		(29,548)	(30,993)

NON-CONTROLLING INTEREST		8,701	8,481
Other comprehensive income		(1,692)	(1,856)
Other items		10,393	10,337
TOTAL EQUITY		102,897	97,585
TOTAL LIABILITIES AND EQUITY		1,816,844	1,734,659
MEMORANDUM ITEMS: OFF BALANCE SHEET AMOUNTS	14
Loan commitments granted		289,742	274,075
Financial guarantees granted		15,605	12,856
Other commitments granted		112,854	92,672
(*)Presented for comparison purposes only (see Note 1.e).

(**)See impact of IFRS 17 as at 31 December 2022 (see Note 1.b).
The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated balance sheet as at 30 September 2023.

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.
GRUPO SANTANDER
CONDENSED CONSOLIDATED INCOME STATEMENTS
FOR THE NINE-MONTH PERIODS ENDED 30 SEPTEMBER 2023 AND 2022
(EUR million)

		(Debit) / Credit
	Note	01-01-2023 to 30-09-2023	01-01-2022 to 30-09-2022 (*)
Interest income		78,142	50,318
Financial assets at fair value through other comprehensive income		5,418	3,211
Financial assets at amortised cost		57,973	42,381
Other interest income		14,751	4,726
Interest expense		(46,003)	(21,858)
Interest income/ (charges)		32,139	28,460
Dividend income		474	422
Income from companies accounted for using the equity method		462	501
Commission income		12,447	11,886
Commission expense		(3,225)	(3,019)
Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net		88	326
Financial assets at amortised cost		—	7
Other financial assets and liabilities		88	319
Gain or losses on financial assets and liabilities held for trading, net		555	1,151
Reclassification of financial assets at fair value through other comprehensive income		—	—
Reclassification of financial assets at amortised cost		—	—
Other gains (losses)		555	1,151
Gains or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss		38	1
Reclassification of financial assets at fair value through other comprehensive income		—	—
Reclassification of financial assets at amortised cost		—	—
Other gains (losses)		38	1
Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net		287	965
Gain or losses from hedge accounting, net		96	102
Exchange differences, net		905	(1,430)
Other operating income		587	1,068
Other operating expenses		(2,012)	(1,981)
Income from assets under insurance and reinsurance contracts		542	2,081
Expenses from liabilities under insurance and reinsurance contracts		(512)	(1,939)
Total income		42,871	38,594
Administrative expenses		(16,556)	(15,360)
Staff costs		(10,080)	(9,125)
Other general and administrative expenses		(6,476)	(6,235)
Depreciation and amortisation cost		(2,405)	(2,235)
Provisions or reversal of provisions, net		(1,989)	(1,305)
Impairment or reversal of impairment of financial assets not measured at fair value through profit or loss and net gains and losses from modifications		(9,477)	(7,836)
Financial assets at fair value through other comprehensive income		(20)	(6)
Financial assets at amortised cost	5	(9,457)	(7,830)
Impairment of investments in subsidiaries, joint ventures and associates, net		—	—
Impairment on non-financial assets, net		(129)	(86)
Tangible assets		(77)	(35)
Intangible assets		(40)	(39)
Others		(12)	(12)
Gain or losses on non financial assets and investments, net		280	2
Negative goodwill recognised in results		—	—
Gains or losses on non-current assets held for sale not classified as discontinued operations	6	(58)	(13)
Operating profit/(loss) before tax		12,537	11,761
Tax expense or income from continuing operations		(3,552)	(3,538)
Profit/(loss) for the period from continuing operations		8,985	8,223
Profit/( loss) after tax from discontinued operations		—	—
Profit/(loss) for the period		8,985	8,223
Profit attributable to non-controlling interests		842	907
Profit/(loss) attributable to the parent		8,143	7,316
Earnings/(losses) per share	3
Basic		0.48	0.41
Diluted		0.48	0.41
(*)Presented for comparison purposes only (see Note 1.e).

The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated income statement for the nine-month period ended 30 September 2023.

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.
GRUPO SANTANDER
CONDENSED CONSOLIDATED STATEMENTS OF RECOGNISED INCOME AND EXPENSE
FOR THE NINE-MONTH PERIODS ENDED 30 SEPTEMBER 2023 AND 2022
(EUR million)

		(Debit) / Credit
	Note	01-01-2023 to 30-09-2023	01-01-2022 to 30-09-2022 (*)
CONSOLIDATED PROFIT/(LOSS) FOR THE PERIOD		8,985	8,223
OTHER RECOGNISED INCOME AND EXPENSE		1,097	556
Items that will not be reclassified to profit or loss	11	(584)	242
Actuarial gains and losses on defined benefit pension plans		(661)	624
Non-current assets held for sale		—	—
Other recognised income and expense of investments in subsidiaries, joint ventures and associates		(10)	3
Changes in the fair value of equity instruments measured at fair value through other comprehensive income		(85)	(449)
Gains or losses resulting from the accounting for hedges of equity instruments measured at fair value through other comprehensive income, net		—	—
Changes in the fair value of equity instruments measured at fair value through other comprehensive income (hedged item)		(26)	48
Changes in the fair value of equity instruments measured at fair value through other comprehensive income (hedging instrument)		26	(48)
Changes in the fair value of financial liabilities at fair value through profit or loss attributable to changes in credit risk		(56)	242
Income tax relating to items that will not be reclassified		228	(178)
Items that may be reclassified to profit or loss	11	1,681	314
Hedges of net investments in foreign operations (effective portion)	11	(1,847)	(2,743)
Revaluation gains (losses)		(1,847)	(2,743)
Amounts transferred to income statement		—	—
Other reclassifications		—	—
Exchange differences	11	2,468	6,849
Revaluation gains (losses)		2,403	6,849
Amounts transferred to income statement		65	—
Other reclassifications		—	—
Cash flow hedges (effective portion)		1,051	(3,354)
Revaluation gains (losses)		(581)	(438)
Amounts transferred to income statement		1,632	(2,916)
Transferred to initial carrying amount of hedged items		—	—
Other reclassifications		—	—
Hedging instruments (items not designated)		—	—
Revaluation gains (losses)		—	—
Amounts transferred to income statement		—	—
Other reclassifications		—	—
Debt instruments at fair value with changes in other comprehensive income		375	(2,252)
Revaluation gains (losses)		396	(2,745)
Amounts transferred to income statement		(21)	(304)
Other reclassifications		—	797
Non-current assets held for sale		—	—
Revaluation gains (losses)		—	—
Amounts transferred to income statement		—	—
Other reclassifications		—	—
Share of other recognised income and expense of investments		60	168
Income tax relating to items that may be reclassified to profit or loss		(426)	1,646
Total recognised income and expenses for the year		10,082	8,779
Attributable to non-controlling interests		1,003	1,056
Attributable to the parent		9,079	7,723
(*)Presented for comparison purposes only (see Note 1.e).

The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated statement of recognised income and expense for the nine-month period ended 30 September 2023.

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.
GRUPO SANTANDER
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY
FOR THE NINE-MONTH PERIODS ENDED 30 SEPTEMBER 2023 AND 2022
(EUR million)

	Capital	Share premium	Equity instruments issued (not capital)	Other equity instruments	Accumulated retained earnings	Revaluation reserves	Other reserves	(-) Own shares	Profit Attributable to shareholders of the parent	(-) Interim dividends	Other comprehensive income	Non-Controlling interest		Total
												Other comprehensive income	Other items
Balance as at 12-31-2022 (*)	8,397	46,273	688	175	66,702	—	(5,454)	(675)	9,605	(979)	(35,628)	(1,856)	10,337	97,585
Adjustments due to errors	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjustments due to changes in accounting policies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Opening balance as at 01-01-2023 (*)	8,397	46,273	688	175	66,702	—	(5,454)	(675)	9,605	(979)	(35,628)	(1,856)	10,337	97,585
Total recognised income and expense	—	—	—	—	—	—	—	—	8,143	—	936	161	842	10,082
Other changes in equity	(305)	(1,900)	24	21	7,413	—	(120)	647	(9,605)	(332)	170	3	(786)	(4,770)
Issuance of ordinary shares	—	—	—	—	—	—	—	—	—	—	—	—	1	1
Issuance of preferred shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of other financial instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Maturity of other financial instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of financial liabilities into equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Capital reduction	(305)	(1,900)	—	—	—	—	305	1,900	—	—	—	—	—	—
Dividends	—	—	—	—	(963)	—	—	—	—	(1,311)	—	—	(463)	(2,737)
Purchase of equity instruments	—	—	—	—	—	—	—	(1,898)	—	—	—	—	—	(1,898)
Disposal of equity instruments	—	—	—	—	—	—	13	645	—	—	—	—	—	658
Transfer from equity to liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfer from liabilities to equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfers between equity items	—	—	—	—	8,376	—	80	—	(9,605)	979	170	3	(3)	—
Increases (decreases) due to business combinations	—	—	—	—	—	—	—	—	—	—	—	—	(345)	(345)
Share-based payment	—	—	—	(66)	—	—	—	—	—	—	—	—	—	(66)
Others increases or (-) decreases of the equity	—	—	24	87	—	—	(518)	—	—	—	—	—	24	(383)
Balance as at 30-09-2023	8,092	44,373	712	196	74,115	—	(5,574)	(28)	8,143	(1,311)	(34,522)	(1,692)	10,393	102,897
(*)Presented for comparison purposes only (see Note 1.e).

The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated statement of changes in total equity for the nine-month period ended 30 September 2023.

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.
GRUPO SANTANDER

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY
FOR THE NINE-MONTH PERIODS ENDED 30 SEPTEMBER 2023 AND 2022
(EUR million)

	Capital	Share premium	Equity instruments issued (not capital)	Other equity instruments	Accumulated retained earnings	Revaluation reserves	Other reserves	(-) Own shares	Profit Attributable to shareholders of the parent	(-) Interim dividends	Other comprehensive income	Non-Controlling interest		Total
												Other comprehensive income	Other items
Balance as at 12-31-2021 (*)	8,670	47,979	658	152	60,273	—	(4,477)	(894)	8,124	(836)	(32,719)	(2,104)	12,227	97,053
Adjustments due to errors	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjustments due to changes in accounting policies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Opening balance as at 01-01-2022 (*)	8,670	47,979	658	152	60,273	—	(4,477)	(894)	8,124	(836)	(32,719)	(2,104)	12,227	97,053
Total recognised income and expense	—	—	—	—	—	—	—	—	7,316	—	407	149	907	8,779
Other changes in equity	(273)	(1,706)	23	24	6,428	—	(694)	840	(8,124)	(143)	(4)	(3)	(2,888)	(6,520)
Issuance of ordinary shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of preferred shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of other financial instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Maturity of other financial instruments	—	—	—	—	—	—	—	—	—	—	—	—	(756)	(756)
Conversion of financial liabilities into equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Capital reduction	(273)	(1,706)	—	—	—	—	273	1,706	—	—	—	—	—	—
Dividends	—	—	—	—	(869)	—	—	—	—	(979)	—	—	(415)	(2,263)
Purchase of equity instruments	—	—	—	—	—	—	—	(1,260)	—	—	—	—	—	(1,260)
Disposal of equity instruments	—	—	—	—	—	—	6	394	—	—	—	—	—	400
Transfer from equity to liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfer from liabilities to equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfers between equity items	—	—	—	—	7,297	—	(5)	—	(8,124)	836	(4)	(3)	3	—
Increases (decreases) due to business combinations	—	—	—	—	—	—	—	—	—	—	—	—	31	31
Share-based payment	—	—	—	(58)	—	—	—	—	—	—	—	—	—	(58)
Others increases or (-) decreases of the equity	—	—	23	82	—	—	(968)	—	—	—	—	—	(1,751)	(2,614)
Balance as at 30-09-2022 (*)	8,397	46,273	681	176	66,701	—	(5,171)	(54)	7,316	(979)	(32,316)	(1,958)	10,246	99,312
(*)Presented for comparison purposes only (see Note 1.e).

The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated statement of changes in total equity for the nine-month period ended 30 September 2023.

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.
GRUPO SANTANDER
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE-MONTH PERIODS ENDED 30 SEPTEMBER 2023 AND 2022
(EUR million)

	Note	30-09-2023	30-09-2022 (*)
A. CASH FLOWS FROM OPERATING ACTIVITIES		(3,759)	42,778
Profit/(loss) for the period		8,985	8,223
Adjustments made to obtain the cash flows from operating activities		19,818	17,250
Depreciation and amortisation cost		2,405	2,234
Other adjustments		17,413	15,016
Net increase/(decrease) in operating assets		83,886	139,857
Financial assets held-for-trading		41,222	51,458
Non-trading financial assets mandatorily at fair value through profit or loss		392	122
Financial assets at fair value through profit or loss		664	(6,605)
Financial assets at fair value through other comprehensive income		(1,361)	(21,696)
Financial assets at amortised cost		43,384	105,617
Other operating assets		(415)	10,961
Net increase/(decrease) in operating liabilities		54,022	160,457
Financial liabilities held-for-trading		26,496	45,260
Financial liabilities designated at fair value through profit or loss (**)		(811)	15,884
Financial liabilities at amortised cost		29,538	97,097
Other operating liabilities (**)		(1,201)	2,216
Income tax recovered/(paid)		(2,698)	(3,295)
B. CASH FLOWS FROM INVESTING ACTIVITIES		(3,500)	(2,597)
Payments		9,789	8,707
Tangible assets	7	7,073	6,640
Intangible assets		1,499	1,114
Investments		50	109
Subsidiaries and other business units	2	1,167	844
Non-current assets held for sale and associated liabilities		—	—
Other payments related to investing activities		—	—
Proceeds		6,289	6,110
Tangible assets	7	4,124	4,345
Intangible assets		—	—
Investments		493	267
Subsidiaries and other business units		864	729
Non-current assets held for sale and associated liabilities	6	808	769
Other proceeds related to investing activities		—	—
C. CASH FLOW FROM FINANCING ACTIVITIES		(714)	(7,991)
Payments		5,214	8,521
Dividends	3	963	869
Subordinated liabilities		934	2,221
Redemption of own equity instruments		—	—
Acquisition of own equity instruments		1,898	1,260
Other payments related to financing activities		1,419	4,171
Proceeds		4,500	530
Subordinated liabilities		3,540	118
Issuance of own equity instruments	11	—	—
Disposal of own equity instruments		663	403
Other proceeds related to financing activities		297	9
D. EFFECT OF FOREIGN EXCHANGE RATE DIFFERENCES		1,957	3,654
E. NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		(6,016)	35,844
F. CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		223,073	210,689
G. CASH AND CASH EQUIVALENTS AT END OF PERIOD		217,057	246,533
COMPONENTS OF CASH AND CASH EQUIVALENTS AT END OF PERIOD
Cash		7,860	8,598
Cash equivalents at central banks		196,289	225,158
Other financial assets		12,908	12,777
Less: Bank overdrafts refundable on demand
TOTAL CASH AND CASH EQUIVALENTS AT END OF PERIOD		217,057	246,533
In which: restricted cash			—
(*)Presented for comparison purposes only (see Note 1.e).

(**) See impact of IFRS 17 as at 31 of December 2022 (see Note 1.b).
The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated statement of recognised income and expense for the nine-month period ended 30 September 2023.

Banco Santander, S.A. and Companies composing Grupo Santander

Explanatory notes to the interim condensed consolidated financial statements for the nine-month period ended 30 September 2023.
1.    Introduction, basis of presentation of the interim condensed consolidated financial statements and other information
a)    Introduction
Banco Santander, S.A. ('the parent' or 'Banco Santander') is a private-law entity subject to the rules and regulations applicable to banks operating in Spain. The Bylaws and other public information of the Bank can be consulted at its registered office at Paseo de Pereda 9 -12, Santander.
In addition to the operations carried on directly by it, Banco Santander is the head of a group of subsidiaries that engage in various business activities and which compose, together with it, Grupo Santander ('Santander' or 'The Group').
Grupo Santander's interim condensed consolidated financial statements ('interim financial statements') for the nine-month period ended 30 September 2023 were authorised and approved by Grupo Santander's directors at the board of directors meeting held on 24 October 2023. Grupo Santander's consolidated annual accounts for year 2022 were approved by shareholders at Banco Santander annual general meeting on 31 March 2023.
b)    Basis of presentation of the interim financial statements
Under Regulation (EC) n.º 1606/2002 of the European Parliament and of the Council of 19 July 2002 all companies governed by the law of an EU Member State and whose securities are admitted to trading on a regulated market of any Member State must prepare their consolidated financial statements for the years beginning on or after 1 January, 2005 in conformity with the International Financial Reporting Standards ('IFRS') previously adopted by the European Union ('EU-IFRS'). In order to adapt the accounting system of Spanish credit institutions with the principles and criteria established by the IFRS adopted by the European Union ('EU-IFRS'), the Bank of Spain published circular 4/2017, dated 27 November 2017, and subsequent changes, on Public and Confidential Financial Reporting Standards and Financial Statement Formats.
The consolidated annual accounts for 2022 were authorised at the board of directors meeting on 27 February 2023 in compliance with International Financial Reporting Standards as adopted by the European Union, taking into account Bank of Spain Circular 4/2017, and subsequent modifications, using the basis of consolidation, accounting policies and measurement bases described in Note 2 to the aforementioned consolidated annual accounts and, accordingly, they presented fairly Grupo Santander’s consolidated equity and consolidated financial position at 31 December 2022 and the consolidated results of its operations, and the consolidated cash flows in 2022. The aforementioned consolidated annual accounts, which are included in Grupo Santander’s Form 20-F filed with the U.S. Securities and Exchange Commission on 1 March 2023, and these interim financial statements are also in compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board ('IFRS-IASB', and together with EU-IFRS, 'IFRS').
These interim financial statements were prepared and are presented in accordance with International Accounting Standard (IAS 34), Interim Financial Reporting, for the preparation of interim financial statements and contains disclosures relating to the first nine months of 2023.
In accordance with IAS 34, the interim financial statements are intended only to provide an update on the content of the latest consolidated annual accounts authorised for issue, focusing on new activities, events and circumstances occurring during the first nine months, and does not duplicate information previously reported in the latest consolidated annual accounts. Consequently, these interim financial statements do not include all the information that would be required for a complete set of consolidated annual accounts prepared in accordance with IFRS and, accordingly, for a proper comprehension of the information included in these interim financial statements, they should be read together with Grupo Santander’s consolidated annual accounts for the year ended 31 December 2022.
Grupo Santander policies include presenting the interim financial statements for its use in the different markets using the Euro as its presentation currency. The amounts held in other currencies and the balances of entities whose functional currency is not the Euro, have been translated to the presentation currency in accordance with the criteria indicated in Note 2.a to the consolidated annual accounts for 2022. As indicated in that note, for practical reasons, the balance sheet amount has been converted to the closing exchange rate, the equity to the historical type, and the income and expenses have been converted by applying the average exchange rate of the period; the application of such exchange rate or that corresponding to the date of each transaction does not lead to significant differences in the interim financial statements of Grupo Santander.

The accounting policies and methods used in preparing these interim financial statements are the same as those applied in the consolidated annual accounts for 2022 taking into account the standards and interpretations with effective application date during the first nine months of 2023, which are detailed below:
–IFRS 17 Insurance Contracts and amendments to IFRS 17: new general accounting standard for insurance contracts, which includes the recognition, measurement, presentation and disclosure of information. Insurance contracts combine financial and service provision features that, in many cases, generate variable long- term cash flows. To properly reflect these characteristics, IFRS 17 combines the measurement of future cash flows with the recording of the contract result during the period in which the service is provided, presents separately the financial results from the results for the provision of the service and allows entities, through the choice of an accounting policy option, to recognize the financial results in the income statement or in other comprehensive income. Applicable retrospectively from 1 January 2023.
The Group has carried out a project to implement IFRS 17 with all affected Group entities and has drawn up an accounting policy that establishes the accounting criteria for recording insurance contracts. Grupo Santander concluded the analysis of the effects of this new standard without having identified material equity impacts in its interim financial statements due to the application of said standard, except for a reclassification of the balance sheet to the heading 'Liabilities covered by insurance or reinsurance contracts', registered at 1 January 2023, of a portfolio of products for an amount of approximately EUR 16 billion, derived from the different treatment that this new standard establishes for the components of an insurance contract.
–The amendments to IAS 1 Presentation of Financial Statements require companies to disclose material information about their accounting policies rather than their significant accounting policies. Applicable from 1 January 2023.
–The amendments to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors clarifies how to distinguish changes in accounting policies, which are generally applied retrospectively, from changes in accounting estimates, which are generally applied prospectively. Applicable from 1 January 2023.
–The amendments to IAS 12 Income Taxes require companies to recognise deferred tax on transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences. In addition, entities should recognise deferred tax assets (to the extent that it is probable that they can be utilised) and deferred tax liabilities at the beginning of the earliest comparative period for all deductible and taxable temporary differences associated with:
▪Right-of-use assets and lease liabilities.
▪Decommissioning, restoration and similar liabilities, and the corresponding amounts recognised as part of the cost of the related assets.
The cumulative effect of recognising these adjustments is recognised in retained earnings, or another component of equity, as appropriate. Applicable from 1 January 2023.
The aforementioned accounting standards and modifications have not had a significant effect on Grupo Santander’s financial statements, except for what was disclosed before.
All accounting policies and measurement bases with a material effect on the interim financial statements for 30 September 2023 were applied in their preparation.
By the time of the preparation of these interim financial statements, there is an amendment to IAS 12 that was approved by the IASB on 23 May 2023 with an effective date of 1 January 2023, and that is pending adoption by the European Union for the current exercise.
–The amendments to IAS 12 Income Taxes applies to income taxes arising from tax law enacted or substantively enacted to implement the Pillar Two model rules published by the Organisation for Economic Co-operation and Development (OECD), including tax law that implements qualified domestic minimum top-up taxes described in those rules. The amendment includes the mandatory and temporary exception to the recognition and breakdown of deferred tax assets and liabilities derived from said Pillar Two model rules (applicable from the date of publication of the amendment) and establishes additional information requirements, differentiating between whether said tax law has entered into force (applicable from the date of publication of the amendment), or said tax law is enacted or substantially enacted, in which case the information requirements will be necessary for the annual periods beginning on or after 1 January 2023 (without any information requirement in the intermediate periods).
Banco Santander has not applied the aforementioned exception since there are no tax laws for the implementation of the model rules of Pillar Two in force in the financial year 2023 for the geographies in which the Group operates.

c)     Use of critical estimates
The consolidated results and the determination of the consolidated equity are sensitive to the accounting principles and policies, valuation criteria and estimates used by the directors of Banco Santander in preparing the interim financial statements. The main accounting principles, policies, and valuation criteria are indicated in Note 2 of the consolidated annual accounts of the year 2022, except for those indicated in these interim financial statements due to the accounting standards and modifications that have come into effect during the first nine months of the year 2023.
The interim financial statements contain estimates made by the senior management of Banco Santander and of the consolidated entities in order to quantify certain of the assets, liabilities, income, expenses and obligations reported in the consolidated entities. These estimates, which were made on the basis of the best information available, relate mainly to the following:
1.The income tax expense, which is recognised in interim periods based on the best estimate of the weighted average tax rate expected by Grupo Santander for the full financial year;
2.The impairment losses on certain assets – financial assets at fair value through other comprehensive income, financial assets at amortised cost, non-current assets held for sale, investments in subsidiaries, joint ventures and associates, tangible assets and intangible assets;
3.The assumptions used in the calculation of the post-employment benefit liabilities and commitments and other obligations;
4.The useful life of the tangible and intangible assets;
5.The measurement of goodwill impairment arising on consolidation;
6.The calculation of provisions and the consideration of contingent liabilities;
7.The fair value of certain unquoted assets and liabilities;
8.The recoverability of deferred tax assets; and
9.The fair value of the identifiable assets acquired and the liabilities assumed in business combinations in accordance with IFRS 3.

To update the previous estimates, the Group's management has taken into account the current macroeconomic scenario and the situation of the war in Ukraine, as well as the challenges derived from the inflationary scenario, the recent turbulence in the world banking sector, mainly due to the bankruptcy of some regional banks in the United States, a specific case of a merger in Europe, which has contributed to generate greater uncertainty and volatility in the markets.
The Group's management has evaluated in particular the uncertainties caused by the current environment in relation to credit, liquidity and market risks, taking into account the best available information, to estimate the impact on the credit portfolio's impairment provision, and in the debt instruments' interest rates and valuation.
During the nine-month period ended 30 September 2023, there have been no additional significant changes in the estimates made at the end of 2022, other than those indicated in these interim financial statements.
d)    Contingent assets and liabilities
Note 2.o to Grupo Santander's consolidated annual accounts for the year ended 31 December 2022 includes information on the contingent assets and liabilities at that date. There were no significant changes in Grupo Santander's contingent assets and liabilities from 31 December 2022 to the date of formal preparation of these interim financial statements.
e)   Comparative information
The information for the year 2022 contained in these interim financial statements is only presented for comparison purposes with the information relating to the nine-month period ended 30 September 2023.
The comparative information in the balance sheet as at 31 December 2022 has been restated due to retrospective application of IFRS 17 (see Note 1.b).
In order to interpret the changes in the balances with respect to 31 December 2022, it is necessary to take into consideration the exchange rate effect arising from the volume of foreign currency balances held by the Group in view of its geographic diversity (Note 50.b to the consolidated annual accounts for the annual year ended 31 December 2022) and the impact of the appreciation/depreciation of the various currencies against the euro in the first nine months of 2023: Mexican peso (13.12%), US dollar (0.90%), Brazilian real (6.71%), Pound sterling (2.26%), Chilean peso (-3.81%) and Polish zloty (1.37%); as well as the evolution of the average exchange rates between comparable periods: Mexican peso (11.71%), US dollar (-1.96%), Brazilian real (0.36%), Pound sterling (-2.71%), Chilean peso (2.57%) and Polish zloty (1.96%).
f)     Seasonality of the Grupo Santander’s transactions
The business activities carried on by Grupo Santander entities, and their transactions are not cyclical or seasonal in nature. Therefore, no specific disclosures are included in these explanatory notes to the interim financial statements for the nine-month period ended 30 September 2023.

g)    Materiality
In determining the note disclosures to be made on the various items in the interim financial statements or other matters, Grupo Santander, in accordance with IAS 34, took into account their materiality in relation to the interim financial statements for the nine-month period ended 30 September 2023.
h) Other information
On 28 December 2022, the law establishing a temporary levy on credit institutions and financial credit establishments was published in Spain. On 1 January 2023, an amount of 224 million euros was recorded under the heading "Other operating expenses" in the profit and loss account in accordance with IFRIC 21 due to this new tax.
i)    Events after the reporting period
From 1 October 2023 and up to the date of formulation of these interim financial statements corresponding to the first nine months of 2023, there have been no relevant events other than those indicated in the interim financial statements.
2.    Grupo Santander
Appendices I, II and III to the consolidated annual accounts for the year ended 31 December 2022 provide relevant information on Grupo Santander companies at that date and on the companies accounted for under the equity method.
Also, Note 3 to the aforementioned consolidated annual accounts includes a description of the most significant acquisitions and disposals of companies performed by Grupo Santander in 2022, 2021 and 2020.
The most significant transactions carried out during the first nine months of 2023 or pending execution at 30 September 2023 are described below:
Tender offer for shares of Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México
On 21 October 2022, Banco Santander, S.A. ('Banco Santander'), announced that it intended to make concurrent cash tender offers to acquire all of the shares of Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México ('Santander México') in Mexico (Shares) and the United States (American Depositary Shares ('ADS')), which were not owned by Grupo Santander, which amounted to approximately 3.76% of Santander México's share capital.
The offers were launched on 7 February 2023 and were originally scheduled to close on 8 March 2023. On 1 March 2023, Banco Santander announced its decision to extend the expiration date of the offers so that they could be concluded on 10 April 2023. Finally, after the offers' closing, 3.6% of the capital has accepted the offer, which raised the Group's stake in Santander México from 96.2% to 99.8%.
Shareholders who participated in the offerings received 24.52 Mexican pesos (approximately EUR 1.20) per Share and US$ 6.6876 in cash for each ADS (i.e., the equivalent in United States dollars of 122.6 Mexican pesos in cash for each ADS at the dollar/Mexican peso exchange rate on the expiration date of April 10, 2023), which corresponded to the book value of the Santander México share according to the quarterly report of Santander México corresponding to the fourth quarter of the year 2022 in accordance with applicable legislation, with a total disbursement by Banco Santander of approximately EUR 300 million.
The operation has led to an increase of EUR 13 million in Reserves and a decrease of EUR 313 million in minority interests.
Once the offers were concluded and settled, Banco Santander proceeded to: (i) withdraw the ADSs from the listing on the New York Stock Exchange (“NYSE”) and the Shares from the registry before the Securities and Exchange Commission ('SEC') in the United States and; (ii) cancel the registration of the Shares in the National Securities Registry of the National Banking and Securities Commission ('CNBV'') and withdraw the listing of the Shares in the Mexican Stock Exchange, S.A.B. de C.V. ('BMV'). Said cancellation was approved by the extraordinary general shareholders' meeting of Santander México held on 30 November 2022, with the favourable vote of the holders of the shares that represent more than 95% of the shares of Santander México, as required by the Mexican Securities Market Law.
Pursuant to Mexican law, on 12 May 2023, Banco Santander and Santander México have established a trust (the “Repurchase Trust”), to which the holders of the Shares that remain outstanding after the conclusion of the offers, to sell said Shares to the repurchase trust, at the same cash price that would have been paid to them in the Mexican offer with respect to the same.

3.    Shareholder remuneration system and earnings per share
a)   Shareholder remuneration system
The cash remuneration paid by Banco Santander to its shareholders in the first nine months of 2023 and 2022 was as follows:

	30-09-2023			30-09-2022
	% of par value	Euros per share	Amount (EUR million)	% of par value	Euros per share	Amount (EUR million)
Ordinary shares	11.90%	0.0595	963	10.30%	0.0515	869
Other shares (without vote, redeemable, etc.)	—	—	—	—	—	—
Total remuneration paid	11.90%	0.0595	963	10.30%	0.0515	869
Dividend paid out of profit	11.90%	0.0595	963	10.30%	0.0515	869
Dividend paid with a charge to reserves or share premium	—	—	—	—	—	—
Dividend in kind	—	—	—	—	—	—
Flexible payment	—	—	—	—	—	—
On 26 September 2023, the board of directors approved the payment of an interim dividend in cash against 2023 results of EUR 8.10 cents per share (see Statement of Changes in Shareholders' Equity), which will be paid on 2 November 2023.
Likewise, the board of directors agreed to implement a share repurchase programme to which an amount equivalent to 25% of the Group's underlying profit in the first half of 2023 will be allocated for a maximum amount of EUR 1,310 million, which began on 28 September 2023 until 25 January 2024.
The general meeting of shareholders approved on 31 March 2023 the payment of a complementary dividend in cash charged to the results of the financial year 2022, agreed at the board of directors on 27 February 2023, of EUR 5.95 cents per share that was effective as of 2 May 2023.
Likewise, the general meeting of shareholders approved the implementation of a share repurchase program agreed by this board of directors for a maximum amount of EUR 921 million, completed in April 2023.
At the board of directors held on 27 September 2022, it was agreed to pay an interim dividend in cash against 2022 results of EUR 5.83 cents per share, which became effective on 2 November 2022. It also approved the implementation of a share repurchase program charged to results of the 2022 financial year for a maximum amount of EUR 979 million, completed in January 2023.
Finally, at the board of directors held on 24 February 2022, it was agreed to pay a dividend of EUR 5.15 cents in cash per share corresponding to the year 2021, which became effective on 2 May 2022. It also approved the implementation of a share repurchase program charged to the results of the 2021 financial year for a maximum amount of EUR 865 million, completed in May 2022.

b)   Earnings per share from continuing and discontinued operations
i. Basic earnings per share
Basic earnings per share for the period are calculated by dividing the net profit attributable to Grupo Santander for the first nine months adjusted by the after-tax amount relating to the remuneration of contingently convertible preference shares recognised in equity by the weighted average number of ordinary shares outstanding during the period, excluding the average number of treasury shares held in the period.
Accordingly:

	30-09-2023	30-09-2022
Profit attributable to the Parent (EUR million)	8,143	7,316
Remuneration of contingently convertible preferred securities (CCPS) (EUR million)	(358)	(410)
	7,785	6,906
Of which:
Profit or Loss from discontinued operations (non controlling interest net) (EUR million)	—	—
Profit or Loss from continuing operations (CCPS net) (EUR million)	7,785	6,906
Weighted average number of shares outstanding	16,243,675,327	16,897,368,757
Basic earnings per share (euros)	0.48	0.41
Of which: from discontinued operations (euros)	—	—
from continuing operations (euros)	0.48	0.41

ii. Diluted earnings per share
Diluted earnings per share for the period are calculated by dividing the net profit attributable to Grupo Santander for the first nine months adjusted by the after-tax amount relating to the remuneration of contingently convertible preference shares recognised in equity and of perpetual liabilities contingently amortisable in their case by the weighted average number of ordinary shares outstanding during the period, excluding the average number of treasury shares and adjusted for all the dilutive effects inherent to potential ordinary shares (share options, warrants and convertible debt instruments).
Accordingly, diluted earnings per share were determined as follows:

	30-09-2023	30-09-2022
Profit attributable to the Parent (EUR million)	8,143	7,316
Remuneration of contingently convertible preferred securities (CCPS) (EUR million)	(358)	(410)
	7,785	6,906
Of which:
Profit or Loss from discontinued operations (non controlling interest net) (EUR million)	—	—
Profit or Loss from continuing operations (CCPS net) (EUR million)	7,785	6,906
Weighted average number of shares outstanding	16,243,675,327	16,897,368,757
Dilutive effect of options/receipt of shares	72,096,989	49,301,478
Adjusted number of shares	16,315,772,316	16,946,670,235
Diluted earnings per share (euros)	0.48	0.41
Of which: from discontinued operations (euros)	—	—
from continuing operations (euros)	0.48	0.41

4.    Remuneration and other benefits paid to Banco Santander’s directors and senior managers
Note 5 to Grupo Santander’s consolidated annual accounts for the year ended 31 December 2022 details the remuneration and other benefits to members of Banco Santander’s Board of Directors and senior management in 2022.
Following is a summary of the most significant data on the remunerations and benefits for the nine-month periods ended 30 September 2023 and 2022:
Remuneration of members of the board of directors (1)

	EUR thousand
	30-09-2023	30-09-2022
Members of the board of directors: (2)
Remuneration concept
Fixed salary remuneration of executive directors	4,596	4,197
Variable salary remuneration of executive directors	—	—
Directors' fees	785	674
Bylaw-stipulated emoluments (annual emolument)	3,170	2,800
Other	1,986	1,634
Sub-total	10,537	9,305
Transactions with shares and/or other financial instruments	—	—
	10,537	9,305
(1)The Notes to the consolidated annual accounts for 2023 will contain detailed and complete information on the remuneration paid to all the directors, including executive directors.
(2)Mr. Jose Antonio Álvarez stepped down as Vice chair and CEO Executive Director on 31 December 2022. Designated as Vice chair Non - executive Director 1 January 2023.
Mr. Héctor Grisi was designated member of the board on 1 January 2023.
Mr. Germán de la Fuente was designated member of the board on 1 April 2022.
Mr. Glenn Hutchings was designated member of the board on 20 December 2022.
Mr. Álvaro Cardoso de Souza stepped down as member of the board on 1 April 2022.
Mr. Ramón Martín Chávez Márquez stepped down as member of the board on 1 July 2022.
Mr. Sergio Agapito Lires Rial stepped down as member of the board on 31 December 2022.

Other benefits of members of the board of directors

	EUR thousand
	30-09-2023	30-09-2022
Members of the board of directors
Other benefits
Advances	—	—
Loans granted	120	94
Pension funds and plans: Endowments and/or contributions (1)	1,583	1,419
Pension funds and plans: Accumulated rights (2)	67,672	64,998
Life insurance premiums	629	769
Guarantees provided for directors	—	—
(1)   These correspond to the endowments and/or contributions made during the first nine months of 2023 and 2022 in respect of retirement pensions, widowhood, orphanhood and permanent disability.
(2)   Corresponds to the rights accrued by the directors in matters of pensions. Additionally, former members of the board had at 30 September 2023 and 30 September 2022 rights accrued for this concept for EUR 46,977 thousand and EUR 49,050 thousand, respectively.

Remuneration of senior management (1)(2)
The table below includes the corresponding amounts related to remunerations of senior management at 30 September 2023 and 2022, excluding the executive directors:

	EUR thousand
	30-09-2023	30-09-2022
Senior management (1)
Total remuneration of senior management (2)	16,419	17,645
(1)Remunerations received during the first nine months by members of the senior management who ceased in their functions by 30 September 2023, amounted to EUR 2,266 thousand (EUR 1,460 thousand by 30 September 2022).
(2)   The number of members of Banco Santander's senior management, excluding executive directors, is 13 as at 30 September 2023 (14 persons at 30 September 2022).

The variable annual remuneration (or bonuses) received for fiscal year 2022, both for directors and the rest of senior management, were included in the information on remuneration included in the annual report for that year. Similarly, the variable remuneration attributable to the 2023 results, which will be submitted for approval by the Board of Directors at the appropriate time, will be included in the financial statements for the current year.
Funds and pension plans of senior management

	EUR thousand
	30-09-2023	30-09-2022
Senior management (1)
Pension funds: Endowments and / or contributions (2)	3,532	4,004
Pension funds: Accumulated rights (3)	55,167	52,744
(1)Contributions made during the first nine months to members of the senior management who ceased in their functions by 30 September 2023, amounted to EUR 401 thousand (EUR 208 thousand by 30 September 2022).
(2)Corresponds to the allocations and/or contributions made during the first nine months of 2023 and 2022 as retirement pensions.
(3)Corresponds to the rights accrued by members of senior management in the area of pensions. In addition, former members of senior management had at 30 September 2023 and 30 September 2022 rights accumulated for this same concept for EUR 90,013 thousand and EUR 101,721 thousand, respectively.

5.    Financial assets
a)   Breakdown
The detail, by nature and category for measurement purposes, of Grupo Santander's financial assets, other than the balances relating to Cash, cash balances at central banks and other deposits on demand and Hedging derivatives, at 30 September 2023 and 31 December 2022 is as follows, presented by the nature and categories for valuation purposes:

	EUR million
	30-09-2023
	Financial assets held for trading	Non-trading financial assets mandatorily at fair value through profit or loss	Financial assets designated at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Financial assets at amortised cost
Derivatives	70,145
Equity instruments	12,320	4,271		1,796
Debt instruments	55,987	911	3,153	76,199	101,404
Loans and advances	62,774	922	6,497	8,034	1,085,802
Central Banks	23,411	—	—	—	18,840
Credit institutions	25,929	—	621	297	55,759
Customers	13,434	922	5,876	7,737	1,011,203
Total	201,226	6,104	9,650	86,029	1,187,206

	EUR million
	31-12-2022
	Financial assets held for trading	Non-trading financial assets mandatorily at fair value through profit or loss	Financial assets designated at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Financial assets at amortised cost
Derivatives	67,002
Equity instruments	10,066	3,711		1,941
Debt instruments	41,403	1,134	2,542	75,083	73,554
Loans and advances	37,647	868	6,447	8,215	1,073,490
Central Banks	11,595	—	—	—	15,375
Credit institutions	16,502	—	673	—	46,518
Customers	9,550	868	5,774	8,215	1,011,597
Total	156,118	5,713	8,989	85,239	1,147,044

Following is the gross exposure of financial assets subject to impairment stages at 30 September 2023 and 31 December 2022:

	EUR million
	30-09-2023				31-12-2022
	Gross amount				Gross amount
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Financial assets at fair value through other comprehensive income	83,931	198	242	84,371	83,118	184	24	83,326
Debt instruments	76,189	14	6	76,209	75,087	—	6	75,093
Loans and advances	7,742	184	236	8,162	8,031	184	18	8,233
Credit institutions	297	—	—	297	—	—	—	—
Customers	7,445	184	236	7,865	8,031	184	18	8,233
Financial assets at amortised cost	1,102,374	73,511	33,897	1,209,782	1,070,025	66,588	32,997	1,169,610
Debt instruments	101,085	90	450	101,625	73,297	75	398	73,770
Loans and advances	1,001,289	73,421	33,447	1,108,157	996,728	66,513	32,599	1,095,840
Central Banks	18,840	—	—	18,840	15,375	—	—	15,375
Credit institutions	55,768	—	—	55,768	46,523	1	—	46,524
Customers	926,681	73,421	33,447	1,033,549	934,830	66,512	32,599	1,033,941
Total	1,186,305	73,709	34,139	1,294,153	1,153,143	66,772	33,021	1,252,936
On 30 September 2023, Grupo Santander has EUR 811 million (EUR 322 million on 31 December 2022) of exposure in impaired assets purchased with impairment, of which EUR 288 million show signs of additional impairment, which mainly correspond to the business combinations carried out by Grupo Santander.
b)    Impairment allowances of financial assets at amortised cost portfolio
The following is the movement that has taken place, during the nine-month periods ended 30 September 2023 and 2022, in the balance of provisions that cover losses due to impairment of assets which comprise the heading balance of the financial assets at amortised cost:

	EUR million
	30-09-2023	30-09-2022
Balance as at beginning of period	22,888	23,164

Impairment losses charged to income for the period	10,312	8,343
Of which:
Impairment losses charged to income	15,781	15,961
Impairment losses reversed with a credit to income	(5,469)	(7,618)
Perimeter change	(48)	—
Write-off of impaired balances against recorded impairment allowance	(10,048)	(8,540)
Exchange differences and other	283	1,339

Balance as at end of period	23,387	24,306

Of which, relating to:
Impaired assets	14,241	14,571
Other assets	9,146	9,735

Of which:
Individually calculated	2,890	2,773
Collectively calculated	20,497	21,533

Following is the movement of the loan loss provision broken down by impairment stage of loans and advances to customers recognised under 'Financial assets at amortised cost' as at 30 September 2023 and 30 September 2022:

	EUR million
	30-09-2023
	Stage 1	Stage 2	Stage 3	Total
Impairment allowance as at beginning of period	3,611	5,124	13,931	22,666
Transfers between stages	(615)	308	5,373	5,066
Variation due to credit risk	805	(279)	4,711	5,237
Write-offs	—	—	(10,047)	(10,047)
Exchange differences and other	77	76	39	192
Carrying amount at end of period	3,878	5,229	14,007	23,114

	EUR million
	30-09-2022
	Stage 1	Stage 2	Stage 3	Total
Impairment allowance as at beginning of period	4,182	5,224	13,546	22,952
Transfers between stages	(693)	655	4,787	4,749
Variation due to credit risk	594	(1,090)	4,079	3,583
Write-offs	—	—	(8,540)	(8,540)
Exchange differences and other	369	453	501	1,323
Carrying amount at end of period	4,452	5,242	14,373	24,067
Previously written-off assets recovered during the first nine months of 2023 and 2022 amount to EUR 1,188 million and to EUR 998 million, respectively. In addition, during the first nine months of 2023 EUR 333 million were recognized for losses in the income statement due to renegotiation or contractual modifications mainly due to the CHF mortgage portfolio in Poland (EUR 485 million during the first nine months of 2022). Considering these amounts, the recorded impairment of financial assets at amortised cost is EUR 9,457 million and EUR 7,830 million during the first nine months of 2023 and 2022, respectively.
c)  Impaired assets of financial assets at amortised cost portfolio
The movement during the nine-month periods ended 30 September 2023 and 2022, in the balance of financial assets classified at amortised cost and considered impaired by reason for the credit risk is as follows:

	EUR million
	30-09-2023	30-09-2022
Balance as at beginning of period	33,269	31,848
Net additions	10,392	9,364
Written-off assets	(10,048)	(8,540)
Perimeter Changes	(59)	—
Exchange differences and other	631	1,354
Balance at end of period	34,185	34,026
This amount, after deducting the related allowances, represents Grupo Santander's best estimate of the discounted value of the flows that are expected to be recovered from the impaired assets.

d)  Fair value of financial assets not measured at fair value
Following is a comparison of the carrying amounts of Grupo Santander’s financial assets measured at other than fair value and their respective fair values at 30 September 2023 and 31 December 2022:

	EUR million
	30-09-2023		31-12-2022
	Carrying amount	Fair value	Carrying amount	Fair value
Loans and advances	1,085,802	1,065,581	1,073,490	1,053,703
Debt instruments	101,404	97,642	73,554	70,373
ASSETS	1,187,206	1,163,223	1,147,044	1,124,076
The main valuation methods and inputs used in the estimation of the fair value of the financial assets of the previous table are detailed in Note 50.c of the consolidated annual accounts for the year 2022.
6.    Non-current assets held for sale
The detail, by nature, of Grupo Santander’s non-current assets held for sale at 30 September 2023 and 31 December 2022 is as follows presented by nature:

	EUR million
	30-09-2023	31-12-2022
Tangible assets	3,065	3,435
Of which:
Foreclosed assets	2,835	3,101
Of which: Property assets in Spain	2,229	2,596
Other tangible assets held for sale	230	334
Other assets	27	18
	3,092	3,453
The balance of the provisions at 30 September 2023 is EUR 3,088 million (EUR 3,425 million at 31 December 2022). The charges recorded in the first nine months of 2023 and 2022 amounted to EUR 101 million and EUR 139 million, respectively, and the recoveries undergone during those periods amount to EUR 25 million and EUR 45 million, respectively.

7.   Tangible assets
a)   Changes in the period
In the first nine months of 2023 and 2022, tangible assets (rights of use are not included) were acquired for EUR 7,073 million and EUR 6,640 million, respectively.
Likewise, in the first nine months of 2023 and 2022 tangible asset items were disposed of with a carrying amount of EUR 4,097 million and EUR 4,343 million, generating a net profit of EUR 27 million and EUR 2 million, respectively.
b)   Property, plant and equipment purchase commitments
At 30 September 2023 and 2022, Grupo Santander did not have any significant commitments to purchase property, plant and equipment items.
c) Leasing rights
As of 30 September 2023, Grupo Santander has tangible assets under lease for the amount of EUR 2,251 million (EUR 2,413 million at 31 December 2022).
8.    Intangible assets
The detail of Intangible Assets - Goodwill at 30 September 2023 and 31 December 2022, based on the cash-generating units giving rise thereto, is as follows:

	EUR million
	30-09-2023	31-12-2022
Banco Santander (Brazil)	3,728	3,503
SAM Investment Holdings Limited	1,444	1,444
Santander Consumer Germany	1,304	1,304
Santander Bank Polska	1,090	1,075
Santander US Auto	1,048	1,039
Santander Portugal	1,040	1,040
Santander España	998	998
Santander Holding USA (ex. Auto)	850	844
Santander UK	613	599
Grupo Financiero Santander (Mexico)	531	469
Banco Santander - Chile	527	548
Ebury Partners	305	298
Santander Consumer Nordics	205	215
Other entities	389	365
Total Goodwill	14,072	13,741

During the first nine months of 2023 there has been an increase in goodwill of EUR 331 million mainly due to exchange differences (see Note 11), which in accordance with current regulations, have been recorded with a credit to the heading Other comprehensive income - Items that can be reclassified in results- Foreign currency translation of equity through the Statement of recognized income and expenses.
Note 17 of the consolidated annual accounts for the year ended 31 December 2022 includes detailed information on the procedures followed by Grupo Santander to analyse the potential impairment of the goodwill recognised with the respect to its recoverable amount and to recognise the related impairment losses, where appropriate.
In accordance with IAS 36, a Cash Generating Unit (CGU) to which goodwill has been assigned should be subjected to an annual impairment test, and when there are signs of impairment.
In accordance with all mentioned before and the analysis made of the information available on the evolution of the different cash-generating units that could reveal the existence of indications of impairment, the directors of the Grupo Santander have concluded that during the first nine months of 2023, there were no triggers that required the recording of impairments.

9.   Financial liabilities
a)   Breakdown
The following is a breakdown of Grupo Santander's financial liabilities, other than the balances corresponding to the Derivatives - hedge accounting heading, as of 30 September 2023 and 31 December 2022, presented by nature and categories for valuation purposes:

	EUR million
	30-09-2023			31-12-2022
	Financial liabilities held for trading	Financial liabilities designated at fair value through profit or loss	Financial liabilities at amortised cost	Financial liabilities held for trading	Financial liabilities designated at fair value through profit or loss (*)	Financial liabilities at amortised cost
Derivatives	64,708			64,891
Short Positions	25,340			22,515
Deposits	53,938	33,984	1,128,141	27,779	34,841	1,111,887
Central banks	15,555	1,677	53,117	5,757	1,740	76,952
Credit institutions	16,638	1,453	92,738	9,796	1,958	68,582
Customer	21,745	30,854	982,286	12,226	31,143	966,353
Debt instruments	—	5,618	295,650	—	5,427	274,912
Other financial liabilities	—	—	44,928	—	—	37,059
Total	143,986	39,602	1,468,719	115,185	40,268	1,423,858
(*) See impact of IFRS 17 as at 31 December 2022 (see Note 1.b).
b)   Information on issuances, repurchases or redemptions of debt instruments issued
The detail of the balance of debt instruments issued according to their nature is:

	EUR million
	30-09-2023	31-12-2022
Bonds and debentures outstanding	224,732	211,597
Subordinated	28,861	25,717
Promissory notes and other securities	47,675	43,025
Total debt instruments issued	301,268	280,339
The detail, at 30 September 2023 and 2022, of the outstanding balance of the debt instruments, excluding promissory notes, which at these dates had been issued by Banco Santander or any other Group entity is disclosed below. Also included is the detail of the changes in this balance in the first nine months of 2023 and 2022:

	EUR million
	30-09-2023
	Opening balance at 01-01-23	Perimeter	Issuances or placements	Repurchases or redemptions	Exchange rate and other adjustments	Closing balance at 30-09-23
Bonds and debentures outstanding	211,597	(1,467)	49,067	(38,016)	3,551	224,732
Subordinated	25,717	—	3,321	(40)	(137)	28,861
Bonds and debentures outstanding and subordinated liabilities issued	237,314	(1,467)	52,388	(38,056)	3,414	253,593

	EUR million
	30-09-2022
	Opening balance at 01-01-22	Perimeter	Issuances or placements	Repurchases or redemptions	Exchange rate and other adjustments	Closing balance at 30-09-22
Bonds and debentures outstanding	194,362	—	56,381	(38,026)	7,675	220,392
Subordinated	25,938	—	113	(1,039)	1,456	26,468
Bonds and debentures outstanding and subordinated liabilities issued	220,300	—	56,494	(39,065)	9,131	246,860
At 8 August 2023, Banco Santander, S.A. carried out an issuance of subordinated bonds for an amount of USD 2,000 million (EUR 1,821 million at the exchange rate of the day) at a term of 10 years. The issuance coupon was fixed at 6.92% per year payable semi-annually during the 10 years of life of the operation.
At 23 May 2023, Banco Santander, S.A. carried out an issuance of subordinated bonds for an amount of EUR 1,500 million at a term of 10 years and 3 months. The issuance coupon was fixed at 5.75% per year for the first 5 years and 3 months, with an option to redeem in August 2028, revising the coupon, in the event of non-amortization, even a margin of 285 points more the 5-year Euro Swap rate.
At 25 April 2022, Banco Santander, S.A. proceeded to prepay all the Tier 1 Contingently Convertible Preferred Securities with ISIN code XS1602466424 and common code 160246642 in circulation, for a total nominal amount of 750 million euros and which trade on the Irish Stock Market 'Global Exchange Market' (the 'PPCC').
c)    Other issuances guaranteed by Grupo Santander
At 30 September 2023 and 2022, there were no debt instruments issued by associates or non-Group third parties (unrelated) that had been guaranteed by Banco Santander or any other Group entity.
d)   Fair value of financial liabilities not measured at fair value
Following is a comparison between the value by which Grupo Santander’s financial liabilities are recorded that are measured using criteria other than fair value and their corresponding fair value at 30 September 2023 and 31 December 2022:

	EUR million
	30-09-2023		31-12-2022
	Carrying amount	Fair value	Carrying amount	Fair value
Deposits	1,128,141	1,126,726	1,111,887	1,108,918
Debt instruments	295,650	284,798	274,912	263,191
Liabilities	1,423,791	1,411,524	1,386,799	1,372,109
Additionally, other financial liabilities are accounted for EUR 44,928 million and EUR 37,059 million as of 30 September 2023 and 31 December 2022, respectively.
The main valuation methods and inputs used in the estimation of the fair value of the financial liabilities in the previous table are detailed in Note 50.c of the consolidated annual accounts for 2022, other than those mentioned in these interim financial statements.

10.   Provisions
a)    Provisions for Pensions and other post-retirements obligations and Other long term employee benefits
The variation experienced by the balance of the Pensions and other post-retirements obligations and other long-term employee benefits from 31 December 2022 to 30 September 2023, is mainly due to benefit payments and premiums or contributions (see Note 11.d).
b)    Provisions for taxes and other legal contingencies and Other provisions
Set forth below is the detail, by type of provision, of the balances at 30 September 2023 and at 31 December 2022 of Provisions for taxes and other legal contingencies and Other provisions. The types of provision were determined by grouping together items of a similar nature:

	EUR million
	30-09-2023	31-12-2022
Provisions for taxes	741	679
Provisions for employment-related proceedings (Brazil)	533	301
Provisions for other legal proceedings	1,363	1,094
Provision for customer remediation	379	349
Provision for restructuring	650	641
Other	899	1,009
	4,565	4,073
Relevant information is set forth below in relation to each type of provision shown in the preceding table:
The provisions for taxes include provisions for tax-related proceedings.
The provisions for employment-related proceedings (Brazil) relate to claims filed by trade unions, associations, the prosecutor’s office and ex-employees claiming employment rights to which, in their view, they are entitled, particularly the payment of overtime and other employment rights, including litigation concerning retirement benefits. The number and nature of these proceedings, which are common for banks in Brazil, justify the classification of these provisions in a separate category or as a separate type from the rest. The Group calculates the provisions associated with these claims in accordance with past experience of payments made in relation to claims for similar items. When claims do not fall within these categories, a case-by-case assessment is performed and the amount of the provision is calculated in accordance with the status of each proceeding and the risk assessment carried out by the legal advisers.
The provisions for other legal proceedings include provisions for court, arbitration or administrative proceedings (other than those included in other categories or types of provisions disclosed separately) brought against Grupo Santander companies.
The provisions for customer remediation include mainly the estimated cost of payments to remedy errors relating to the sale of certain products in the UK, as well as the estimated amount related to the floor clauses of Banco Popular Español, S.A.U. To calculate the provision for customer remediation, the best estimate of the provision made by management is used, which is based on the estimated number of claims to be received and, of these, the number that will be accepted, as well as the estimated average payment per case.
The provisions for restructuring include only the costs arising from restructuring processes carried out by the various Group companies.
Lastly, the Other heading contains very atomized and individually insignificant provisions, such as the provisions to cover the operational risk of the different offices of the Group.
Qualitative information on the main litigation is provided in Note 10.c.
The Group's general policy is to record provisions for tax and legal proceedings in which the Group assesses the chances of loss to be probable and the Group does not record provisions when the chances of loss are possible or remote. Grupo Santander determines the amounts to be provided for as its best estimate of the expenditure required to settle the corresponding claim based, among other factors, on a case-by-case analysis of the facts and the legal opinion of internal and external counsel or by considering the historical average amount of the loss incurred in claims of the same nature. The definitive date of the outflow of resources embodying economic benefits for the Group depends on each obligation. In certain cases, the obligations do not have a fixed settlement term and, in others, they depend on legal proceedings in progress.
With respect to changes in provisions in the first nine months of 2023, for labour and other legal proceedings, in Brazil, provisions of EUR 397 million and EUR 185 million were recorded, making payments of EUR 193 million and EUR 147 million, respectively.

c)    Litigation and other matters
i. Tax-related litigation
At 30 September 2023 the main tax-related proceedings concerning the Group were as follows:
▪Legal actions filed by Banco Santander (Brasil) S.A. and other Group entities to avoid the application of Law 9.718/98, which modifies the basis to calculate Programa de Integraçao Social (PIS) and Contribuição para Financiamento da Seguridade Social (COFINS), extending it to all the entities income, and not only to the income from the provision of services. In relation of Banco Santander (Brasil) S.A. process, in 2015 the Federal Supreme Court (FSC) admitted the extraordinary appeal filed by the Federal Union regarding PIS, and dismissed the extraordinary appeal lodged by the Brazilian Public Prosecutor's Office regarding COFINS contribution, confirming the decision of Federal Regional Court favourable to Banco Santander (Brasil) S.A. of August 2007. The Federal Supreme Court also admitted the appeals related to the other Group entities both for PIS and COFINS. On June 13, 2023, the Federal Supreme Court ruled unfavorably two cases through General Repercussion (Theme 372), including Banco Santander (Brasil) S.A. case. The Bank has filed a new appeal, considering the possible loss as a contingent liability. The other Group entities have recognized a provision for the estimated loss regarding both PIS and Cofins.
▪Banco Santander (Brasil) S.A. and other Group companies in Brazil have appealed against the assessments issued by the Brazilian tax authorities questioning the deduction of loan losses in their income tax returns (Imposto sobre a Renda das Pessoas Jurídicas - IRPJ - and Contribuçao Social sobre o Lucro Liquido -CSLL-) in relation to different administrative processes of various years on the ground that the requirements under the applicable legislation were not met. The appeals are pending decision in the administrative Court, the Conselho Adminisitrativo de Recursos Fiscais (CARF). No provision was recognised in connection with the amount considered to be a contingent liability.
▪Banco Santander (Brasil) S.A. and other Group companies in Brazil are involved in administrative and legal proceedings against several municipalities that demand payment of the Service Tax on certain items of income from transactions not classified as provisions of services. There are several cases in different judicial instances. A provision was recognised in connection with the amount of the estimated loss.
▪Banco Santander (Brasil) S.A. and other Group companies in Brazil are involved in administrative and legal proceedings against the tax authorities in connection with the taxation for social security purposes of certain items which are not considered to be employee remuneration. There are several cases in different judicial instances. A provision was recognised in connection with the amount of the estimated loss.
▪In May 2003 the Brazilian tax authorities issued separate infringement notices against Santander Distribuidora de Títulos e Valores Mobiliarios, Ltda. (DTVM, actually Santander Brasil Tecnología S.A.) and Banco Santander (Brasil) S.A. in relation to the Provisional Tax on Financial Movements (Contribuição Provisória sobre Movimentação Financeira) of the years 2000 to 2002. The administrative discussion ended unfavourably for both companies, and on July 3, 2015, filed a lawsuit requesting the cancellation of both tax assessments. The lawsuit was judged unfavourably in first instance. Therefore, both plaintiffs appealed to the court of second instance. In December 2020, the appeal was decided unfavourably. Against the judgment, the bank filed a motion for clarification which has not been accepted. Currently it is appealed to higher courts. There is a provision recognized for the estimated loss.
▪In December 2010 the Brazilian tax authorities issued an infringement notice against Santander Seguros S.A. (Brazil), currently Zurich Santander Brasil Seguros e Previdência S.A., as the successor by merger to ABN AMRO Brasil dois Participações S.A., in relation to income tax (IRPJ and CSLL) for 2005, questioning the tax treatment applied to a sale of shares of Real Seguros, S.A. The administrative discussion ended unfavourably, and the CARF decision has been appealed at the Federal Justice. As the former parent of Santander Seguros S.A. (Brasil), Banco Santander (Brasil) S.A. is liable in the event of any adverse outcome of this proceeding. No provision was recognised in connection with this proceeding as it is considered to be a contingent liability.
▪In November 2014 the Brazilian tax authorities issued an infringement notice against Banco Santander (Brasil) S.A. in relation to corporate income tax (IRPJ and CSLL) for 2009 questioning the tax-deductibility of the amortisation of the goodwill of Banco ABN AMRO Real S.A. performed prior to the absorption of this bank by Banco Santander (Brasil) S.A., but accepting the amortisation performed after the merger. Actually it is appealed before the Higher Chamber of CARF. No provision was recognised in connection with this proceeding as it was considered to be a contingent liability.
▪Banco Santander (Brasil) S.A. has also appealed against infringement notices issued by the tax authorities questioning the tax deductibility of the amortisation of the goodwill arising on the acquisition of Banco Comercial e de Investimento Sudameris S.A from years 2007 to 2012. No provision was recognised in connection with this matter as it was considered to be a contingent liability.
▪Banco Santander (Brasil) S.A. and other companies of the Group in Brazil are undergoing administrative and judicial procedures against Brazilian tax authorities for not admitting tax compensation with credits derived from other tax concepts, not having registered a provision for the amount considered to be a contingent liability.

▪Banco Santander (Brasil) S.A. is involved in appeals in relation to infringement notices initiated by tax authorities regarding the offsetting of tax losses in the CSLL of year 2009. The appeal is pending decision in CARF. No provision was recognised in connection with this matter as it is considered to be a contingent liability.
▪Banco Santander (Brasil) S.A. filed a suspensive judicial measure aiming to avoid the withholding income tax (Imposto sobre a Renda Retido na Fonte - IRRF), on payments derived from technology services provided by Group foreign entities. A favorable decision was handed down and an appeal was filed by the tax authority at the Federal Regional Court, where it awaits judgment. No provision was recognized as it is considered to be a contingent liability.
▪Brazilian tax authorities have issued infringement notices against Getnet Adquirência e Serviços para Meios de Pagamento S.A. - Instituição de Pagamento and Banco Santander (Brasil) S.A. as jointly liable in relation to corporate income tax (IRPJ and CSLL) for 2014 to 2018 questioning the tax-deductibility of the amortization of the goodwill from the acquisition of Getnet Tecnologia Proces S.A., considering that the company would not have complied with the legal requirements for such amortization. A defense against the tax assessment notices were submitted, and the appeal is pending decision in CARF. No provision was recognized as it is considered to be a contingent liability.
The total amount for the aforementioned Brazil lawsuits that are fully provisioned is EUR 815 million, and for lawsuits that qualify as contingent liabilities is EUR 5,526 million.
▪Banco Santander appealed before European Courts the Decisions 2011/5/CE of 28 October 2009 (First Decision), and 2011/282/UE of 12 January 2011 (Second Decision) of the European Commission, ruling that the deduction of the financial goodwill regulated pursuant to Article 12.5 of the Corporate Income Tax Law constituted illegal State aid. In October 2021 the Court of Justice definitively confirmed these Decisions. The dismissal of the appeal, that only affects these two decisions, had no impact on results.
At the date of approval of these interim financial statements certain other less significant tax-related proceedings are also in progress.
ii. Non-tax-related proceedings
At 30 September 2023 the main non-tax-related proceedings concerning the Group were as follows:
▪Payment Protection Insurance (PPI): The dispute relates to the liability for PPI mis-selling complaints relating to pre-2005 PPI policies that two entities of AXA Group (hereinafter, AXA France) acquired from Genworth Financial International Holdings, Inc. (Genworth) in September 2015. The dispute involves Santander Cards UK Limited (formerly known as GE Capital Bank Limited which was acquired by Banco Santander, S.A. from GE Capital group in 2008) which was the distributor of the policies in dispute and Santander Insurance Services UK Limited (the Santander Entitites).
In July 2017, the Santander Entities notified AXA France that they did not accept liability for losses on PPI policies relating to the relevant period. Santander UK plc entered into a Complaints Handling Agreement (CHA) with AXA France pursuant to which it agreed to handle complaints on their behalf, and AXA France agreed to pay redress assessed to be due to relevant policyholders on a without prejudice basis. A standstill agreement was entered into between the Santander Entities and AXA France as a condition of the CHA.
In July 2020, Genworth announced that it had agreed to pay AXA SA circa GBP 624 million in respect of PPI mis-selling losses in settlement of the related dispute concerning obligations under the sale and purchase agreement pursuant to which Genworth sold AXA France to AXA SA. The CHA between Santander UK plc and AXA France terminated on 26 December 2020. On 30 December 2020, AXA France provided written notice to the Santander Entities to terminate the standstill agreement. During 2021, AXA France commenced litigation against the Santander Entities seeking recovery of GBP 636 million (EUR 733.5 million) (plus interest) and any further losses relating to pre-2005 PPI.
Judgment in respect of the Santander Entities application for AXA France’s claim to be struck out/summarily dismissed, was handed down by the Commercial Court on 12 July 2022. In summary, the High Court of Justice Business and Property Courts of England and Wales - Commercial Court upheld a significant part of the Santander Entities’ strike-out application and required AXA France to re-plead a significant portion of its other pleadings.
AXA France updated the amount of losses claimed from GBP 636 million (EUR 733.5 million) to GBP 670 million (EUR 772.7 million) (plus interest) in their Re-Amended Particulars of Claim dated 2 December 2022 (RAPOC). On 31 January 2023, the Santander Entities filed their Defence to the RAPOC and an Additional Claim. In response, AXA France has conceded its claim for charges paid to Santander Entities pursuant to the CHA, reducing the overall value of its claim from GBP 670 million (EUR 772.7 million) to GBP 552 million (EUR 636.6 million) (plus interest) and has agreed to the requested rectification. AXA France filed its Re-Re-Amended Particulars of Claim on 29 June 2023. Trial has been fixed for six weeks, beginning on 3 March 2025.
Overall, there remains significant uncertainty as to how the dispute will be resolved. There are ongoing factual issues to be resolved which may have legal consequences including in relation to liability. These issues create uncertainties which mean that it is difficult to reliably predict the outcome of the matter. These provisions represent the best estimate as of 30 September 2023.

In addition, and in relation to PPI more generally the PPI provision includes an amount relating to legal claims challenging the Financial Conduct Authority’s (FCA) industry guidance on the treatment of the Plevin judgment and of recurring non-disclosure assessments. This provision is based on current stock levels, future projected claims, and average redress. There remains a risk that volumes received in future may be higher than forecast. The actual cost of customer compensation could differ from the amount provided. It is not currently practicable to provide an estimate of the risk and amount of any further financial impact.
▪Motor Finance Broker Commissions: following the FCA Motor Market review in 2021, Santander Consumer (UK) plc (SCUK) has received a number of claims and complaints in respect of its historical commission arrangements. A claim has been issued against SCUK, Santander UK plc and others in the Competition Appeal Tribunal (CAT), alleging that SCUK’s historical commission arrangements in respect of used car financing operated in breach of the Competition Act 1998. SCUK is monitoring industry developments for potential liabilities for claims, including the claim before the CAT, related to the use of discretionary commission models prior to the Motor Market review. While it is possible that certain costs will be incurred in relation to existing or future such claims or complaints and the CAT proceedings, the resolution of such matters is not possible to predict with any certainty. It is also not considered that a legal or constructive obligation has been incurred in relation to such matters that would require a provision to be recognized at this stage. In view of the inherent uncertainties, it is therefore also not possible to estimate the extent of any financial impacts.
▪Delforca: dispute arising from equity swaps entered into by Gaesco (now Delforca 2008, S.A.) on shares of Inmobiliaria Colonial, S.A. Banco Santander, S.A. is claiming to Delforca before the Court of Barcelona in charge of the bankruptcy proceedings, a total of EUR 66 million from the liquidation resulting from the early termination of financial transactions due to Delforca's non-payment of the equity swaps. In the same bankruptcy proceedings, Delforca and Mobiliaria Monesa have in turn claimed the Bank to repay EUR 57 million, which the Bank received for the enforcement of the agreed guarantee, as a result of the aforementioned liquidation. On 16 September 2021 the Commercial Court Number 10 of Barcelona has ordered Delforca to pay the Bank EUR 66 million plus EUR 11 million in interest and has dismissed the claims filed by Delforca. This decision has been appealed by Delforca, Mobiliaria Monesa and the bankruptcy administrator. On 1 June 2023, the appeal hearing took place. It is currently pending resolution by the Provincial Court
Separately, Mobiliaria Monesa, S.A. (parent of Delforca) filed in 2009 a civil procedure with the Courts of Santander against the Bank claiming damages that have not been specified to date. The procedure is suspended.
▪Former employees of Banco do Estado de São Paulo S.A., Santander Banespa, Cia. de Arrendamiento Mercantil: claim initiated in 1998 by the association of retired Banespa employees (AFABESP) requesting the payment of a half-yearly bonus contemplated in the by-laws of Banespa in the event that Banespa obtained a profit, and that the distribution of this profit were approved by the Board of Directors. The bonus was not paid in 1994 and 1995 since Banespa had not made a profit during those years. Partial payments were made from 1996 to 2000, as approved by the Board of Directors. The relevant clause was eliminated in 2001. The Tribunal Regional do Trabalho (Regional Labour Court) and the High Employment Court (TST) ordered Santander Brazil, as successor to Banespa, to pay this half-yearly bonus for the period from 1996 to the present. On 20 March 2019, the Supreme Federal Court (STF) rejected the extraordinary appeal filed by Santander Brazil.
Santander Bank Brazil filed a rescissory action before the TST to nullify the decisions of the main proceedings and suspend the execution of the judgment, which was deemed inadmissible, therefore its execution was suspended. The rescissory action was dismissed and a motion for clarification was filed, due to the absence of an explicit argument to deny the rescissory action filed by Santander Brazil. After the decision of the motion for clarification, Santander Brazil filed an extraordinary appeal in the rescissory action in February 2021, which was denied in an interlocutory decision in June 2021 by the TST. As Santander Brazil understands there is a conflict between the TST decision and the doctrine set by the STF, Santander Brazil appealed this decision. This appeal is pending.
In August 2021, a first instance court ruled that the enforcement of the TST decision shall be carried out individually, at the jurisdiction pertaining to each person. AFABESP appealed this decision. In December 2021, the Regional Labor Court denied the appeal filed by AFABESP. This decision has not been appealed by AFABESP, and therefore it has become firm.
Santander Brazil external advisers have classified the risk as probable. The recorded provisions are considered sufficient to cover the risks associated with the legal claims that are being substantiated as of 30 September 2023.
▪'Planos Económicos': like the rest of the banking system in Brazil, Santander Brazil has been the target of customer complaints and collective civil suits stemming mainly from legislative changes and its application to bank deposits ('economic plans'). At the end of 2017, an agreement between regulatory entities and the Brazilian Federation of Banks (Febraban) with the purpose of closing the lawsuits was reached and was approved by the Supremo Tribunal Federal. Discussions focused on specifying the amount to be paid to each affected client according to the balance in their notebook at the time of the Plan. Finally, the total value of the payments will depend on the number of adhesions there may be and the number of savers who have demonstrated the existence of the account and its balance on the date the indexes were changed. In November 2018, the STF ordered the suspension of all economic plan proceedings for two years from May 2018. On 29 May 2020, the STF approved the extension of the agreement for 5 additional years starting from 3 June 2020. Condition for this extension was to include in the agreement actions related to the 'Collor I Plan'. On 30 September 2023, the provision recorded for the economic plan proceedings amounts to EUR 239.9 million.

▪Floor clauses: as a consequence of the acquisition of Banco Popular Español, S.A.U. (Banco Popular), the Group has been exposed to a material number of transactions with floor clauses. The so-called "floor clauses" are those under which the borrower accepts a minimum interest rate to be paid to the lender, regardless of the applicable reference interest rate. Banco Popular included "floor clauses" in certain asset-side transactions with customers. In relation to this type of clauses, and after several rulings made by the Court of Justice of the European Union (CJEU) and the Spanish Supreme Court, and the extrajudicial process established by the Spanish Royal Decree-Law 1/2017, of 20 January, Banco Popular made provisions that were updated in order to cover the effect of the potential return of the excess interest charged for the application of the floor clauses between the contract date of the corresponding mortgage loans and May 2013. On 30 September 2023, after having processed most of the customer requests, the potential residual loss associated with ongoing court proceedings is estimated at EUR 53 million, amount which is fully covered by provisions.
▪Banco Popular´s acquisition: after the declaration of the resolution of Banco Popular, some investors filed claims against the EU’s Single Resolution Board decision, and the FROB's resolution executed in accordance with the aforementioned decision. Likewise, numerous appeals were filed against Banco Santander, S.A. alleging that the information provided by Banco Popular was erroneous and requesting from Banco Santander, S.A. the restitution of the price paid for the acquisition of the investment instruments or, where appropriate, the corresponding compensation.
In relation to these appeals, on the one hand, the General Court of the European Union (GCUE) selected 5 appeals from among all those filed before the European courts by various investors against the European institutions and processed them as pilot cases. On 1 June 2022, the GCUE has rendered five judgements in which it has completely dismissed the appeals, (i) supporting the legality of the resolution framework applied to Banco Popular, (ii) confirming the legality of the action of the European institutions in the resolution of Banco Popular and (iii) rejecting, in particular, all the allegations that there were irregularities in the sale process of Banco Popular to Banco Santander, S.A. Although four of these five judgments were initially appealed in cassation before the CJEU, in July 2023 one of the appellants withdrew his appeal. Therefore, only the appeals against three judgments are pending before the CJEU.
On the other hand, in relation to the lawsuits initiated by investors directly against Banco Santander, S.A. derived from the acquisition of Banco Popular, on 2 September 2020, the Provincial Court of La Coruña submitted a preliminary ruling to the CJEU in which it asked for the correct interpretation of the Article 60, section 2 of Directive 2014/59/EU of the European Parliament and of the Council of 15 May, establishing a framework for the restructuring and resolution of credit institutions and investment services companies. Said article establishes that, in the cases of redemption of capital instruments in a bank resolution, no liability will subsist in relation to the amount of the instrument that has been redeemed. On 5 May 2022, the CJEU has rendered its judgement confirming that Directive 2014/59/EU of the European Parliament and of the Council does not allow that, after the total redemption of the shares of the share capital of a credit institution or an investment services company subject to a resolution procedure, the shareholders who have acquired shares within the framework of a public subscription offer issued by said company before the start of such a resolution procedure, exercise against that entity or against its successor, an action for liability for the information contained in the prospectus, under Directive 2003/71/EC of the European Parliament and of the Council, or an action for annulment of the subscription contract for those shares, which, taking into account its retroactive effects, gives rise to the restitution of the equivalent value of said shares, plus the interest accrued from the date of execution of said contract. In respect to this judgement, in December 2022 the Spanish Supreme Court submitted three preliminary rulings before the CJEU in respect of its applicability to the holders of subordinated obligations, preferred stocks and subordinated bonds of Banco Popular. In addition, the First Instance Court no. 3 of Santa Coloma de Farners has referred three preliminary rulings to the CJEU in which it asks about pre-emptive subscription rights and the compatibility of the principles of proportionality and legal certainty with the bringing of legal actions by former holders of pre-emptive subscription rights and shares against the entity issuing the securities or against the entity succeeding it. These preliminary rulings referred by the First Instance Court have been stayed by the CJEU until the preliminary rulings raised by the Supreme Court are resolved.
Separately, the Central Court of Instruction 4 is currently conducting preliminary proceedings 42/2017, in which, amongst other things, is being investigated the following: (i) the accuracy of the prospectus for the capital increase with subscription rights carried out by Banco Popular in 2016; and (ii) the alleged manipulation of the share price of Banco Popular until the resolution of the bank, in June 2017. During the course of the proceedings, on 30 April 2019, the Spanish National Court, ruled in favour of Banco Santander, S.A. declaring that Banco Santander, S.A. cannot inherit Banco Popular’s potential criminal liability. This ruling was appealed before the Supreme Court, which rejected it. In these proceedings, Banco Santander, S.A. could potentially be subsidiarily liable for the civil consequences. In view of the CJEU ruling of 5 May 2022, the Bank has requested confirmation of the exclusion of its subsidiary civil liability status in this criminal proceeding. On 26 July 2022, the Court has rejected this request stating that it is a matter to be determined at a later procedural time. This decision has been confirmed on appeal by the Chamber of the National Court by sentence of 5 October 2022. The instruction expired on 29 April 2023. Therefore, the Court now must issue the resolution putting an end to the investigation.
The estimated cost of any compensation to shareholders and bondholders of Banco Popular recognized in the 2017 accounts amounted to EUR 680 million, of which EUR 535 million were applied to the commercial loyalty program. The CJEU judgement of 5 May represents a very significant reduction in the risk associated with these claims.
▪German shares investigation: the Cologne Public Prosecution Office is conducting an investigation against the Bank, and other group entities based in UK - Santander UK plc, Santander Financial Services Plc and Cater Allen International Limited, in relation to a particular type of tax dividend linked transactions known as cum-ex transactions.

The Group is cooperating with the German authorities. According to the state of the investigations, the result, and the effects for the Group, which may potentially include the imposition of material financial penalties, cannot be anticipated. For this reason, the Bank has not recognized any provisions in relation to the potential imposition of financial penalties.
▪Banco Santander, S.A. was sued in a legal proceeding in which the plaintiff alleges that the Bank breached his contract as CEO of the institution: in the lawsuit, the claimant mainly requested a declaratory ruling that upholds the existence, validity and effectiveness of such contract and its enforcement together with the payment of certain amounts. If the main request is not granted, the claimant sought a compensation for a total amount of approximately EUR 112 million or, an alternative relief for other minor amounts. Banco Santander, S.A. answered to the legal action stating that the conditions to which the appointment of that position was subject to were not met; that the executive services contract required by law was not concluded; and that in any case, the parties could terminate the contract without any justified cause. On 17 May 2021, the plaintiff reduced his claims for compensation to EUR 61.9 million.
On 9 December 2021, the Court upheld the claim and ordered the Bank to compensate the claimant in the amount of EUR 67.8 million. By court order of 13 January 2022, the Court corrected and supplemented its judgment, reducing the total amount to be paid by the Bank to EUR 51.4 million and clarifying the part of this amount (buy out) was to be paid under the terms of the offer letter, i.e., entirely in Banco Santander shares, within the deferral period for this type of remuneration at the plaintiff's former employer and subject to the performance metrics or parameters of the plan in force at the Bank, which was that of 2018. As explained in note 5 of the report of the consolidated annual accounts for the year 2022, the degree of performance of these objectives was 33.3%.
The Bank filed an appeal against the judgment before the Madrid Court of Appeal, which was opposed by the plaintiff. At the same time, the plaintiff filed an application for provisional enforcement of the judgment in the first instance court. A court order was issued ordering enforcement of the judgment, and the Bank deposited in the court bank account the full amount provisionally awarded to the claimant, including interest, for an approximate sum of EUR 35.5 million, within the voluntary compliance period.
On 6 February 2023, Banco Santander was notified of the judgment of 20 January 2023 by which the Madrid Court of Appeal partially upheld the appeal filed by the Bank. The judgment has reduced the amount to be paid by EUR 8 million, which, to the extent that this amount was already paid in the provisional partial enforcement of the judgement of first instance court, must be returned to the Bank together with other amounts for interest, which the appeal judgement also rejects. The plaintiff deposited circa EUR 9.6 million. This amount was received by the Bank on 11 July 2023.
On 11 April 2023, the Bank filed an extraordinary appeal for procedural infringement and an appeal in cassation against the Madrid Court of Appeal’s judgment before Spanish Supreme Court. Existing provisions cover the estimated risk of loss.
▪Universalpay Entidad de Pago, S.L. (Upay): has filed a lawsuit against Banco Santander, S.A. for breach of the marketing alliance agreement (MAA) and claim payment (EUR 1,050 million). The MAA was originally entered into by Banco Popular and its purpose is the rendering of acquiring services (point of sale payment terminals) for businesses in the Spanish market. The lawsuit was mainly based on the potential breach of clause 6 of the MAA, which establishes certain obligations of exclusivity, non-competition and customer referral. On 16 December 2022, the Court ruled in favour of the Bank and dismissed the plaintiff's claim in its entirety. The decision has been appealed before the Provincial Court of Madrid and the bank has filed its opposition to Upay’s appeal.
Considering the decision at first instance and following the analysis carried out by the Bank's external lawyers, with the best information available to date, it is considered that no provision needs to be registered.
▪CHF Polish Mortgage Loans: on 3 October 2019, the CJEU rendered its decision in relation to a judicial proceeding against an unrelated bank in Poland considering that certain contractual clauses in CHF-Indexed loan agreements were abusive. The CJEU has left to Polish courts the decision on whether the whole contract can be maintained once the abusive terms have been removed, which should in turn decide whether the effects of the annulment of the contract are prejudicial to the consumer. In case of maintenance of the contract, the court may only integrate the contract with subsidiary provisions of national law and decide, in accordance with those provisions, on the applicable rate.
In 2021, the Supreme Court was expected to take a position regarding the key issues in disputes concerning loans based on foreign currency, clarifying the discrepancies and unifying case law. The Supreme Court met several times, with the last session taking place on 2 September 2021. However, the resolution was not adopted and instead, the Supreme Court referred questions to the CJEU on constitutional issues of the Polish judiciary system. No new date for consideration of the issue has been set and no comprehensive decision by the Supreme Court of the issue is expected in the near future. In the absence of a comprehensive position of the Supreme Court, it is difficult to expect a full unification of judicial decisions, and decisions of the Supreme Court and CJEU issued on particular issues may be important for shaping further case law on CHF matters.
On 15 June 2023, the CJEU issued its judgment in Case C-520/21, in which it confirmed that it is national law that is relevant to determine the effect of cancellation of a contract - respecting the principles arising from Directive 93/13/EEC. According to the ruling of the CJEU in that case, the bank's claims in excess of the repayment of the nominal amount of the loan's principal and, as the case may be, the payment of default interest are contrary to the objectives of Directive 93/13/EEC if they were to lead to a profit analogous to the one it intended to make from the performance of the contract and thus eliminate the deterrent effect.

At the same time, the CJEU ruled that, under European law, there is no obstacle to the consumer being able to claim compensation from the bank beyond the return of the instalments paid, but at the same time stipulated that such a claim should be evaluated in light of all the circumstances of the case, so that the consumer's possible benefits from the cancellation of the contract do not exceed what is necessary to restore the factual and legal situation in which he would have been without entering into the defective contract and do not constitute an excessive sanction for the entrepreneur (principle of proportionality).
The case law of national courts implementing the CJEU rulings (including the recent ruling of 15 June 2023), and the possible position of the Supreme Court will be crucial for the final assessment of the legal risk related to this matter.
At the date of these interim financial statements, it is not possible to predict the Supreme Court’s and CJEU decisions on individual cases. Santander Bank Polska and Santander Consumer Bank Poland estimate legal risk using a model which considers different possible outcomes and regularly monitor court rulings on foreign currency loans to verify changes in case law practice.
As of 30 September 2023, Santander Bank Polska S.A. and Santander Consumer Bank S.A. maintain a portfolio of mortgages denominated in or indexed to CHF for an approximate gross amount of PLN 6,877.3 million (EUR 1,488.3 million). As of 1 January 2022, in accordance with IFRS 9 and based on the new best available information, the accounting methodology was adapted so that the gross carrying amount of mortgage loans denominated and indexed in foreign currencies is reduced by the amount in which the estimated cash flows are not expected to cover the gross amount of loans, including as a result of legal controversies relating to these loans. In the absence of exposure or insufficient gross exposure, a provision according to IAS 37 is recorded.
As of the same date, the total value of adjustment to gross carrying amount in accordance with IFRS 9 as well as the provisions recorded under IAS37, amount to PLN 4,355.8 million (EUR 942.6 million). PLN 3,722.9 million (EUR 805.65 million) corresponds to adjustment to gross carrying amount under IFRS9 and PLN 632.9 million (EUR 137.0 million) to provisions recognized in accordance with IAS37. The adjustment to gross carrying amount in accordance with IFRS 9 in these nine months of 2023 amounted to PLN 953.9 million (EUR 208.0 million), and the additional provisions under IAS37 amounted to PLN 247.1 million (EUR 54.0 million). Other costs related to the dispute amounted to PLN 311.7 million (EUR 68.0 million). These provisions represent the best estimate as of 30 September 2023. Santander Bank Polska and Santander Consumer Bank Poland will continue to monitor and assess appropriateness of those provisions.
In December 2020, the Chairman of the Polish Financial Supervision Authority (KNF) presented a proposal for voluntary settlements between banks and borrowers under which CHF loans would be retrospectively settled as PLN loans bearing an interest rate based on WIBOR plus margin. KNF continues to support the concept of offering such settlements by banks after the verdict of the CJEU on 15 June 2023. The Bank has prepared settlement proposals which consider both the key elements of conversion of home loans indexed to CHF, as proposed by the KNF Chairman, and the conditions defined internally by the Bank. The proposals are being presented to customers. This is reflected in the model which is currently used to calculate legal risk provisions.
▪Banco Santander Mexico: dispute regarding a testamentary trust constituted in 1994 by Mr. Roberto Garza Sada in Banca Serfin (currently Santander Mexico) in favor of his four sons in which he affected shares of Alfa, S.A.B. de C.V. (respectively, Alfa and the Trust). During 1999, Mr. Roberto Garza Sada instructed Santander México in its capacity as trustee to transfer 36,700,000 shares from the Trust's assets to his sons and daughters and himself. These instructions were ratified in 2004 by Mr. Roberto Garza Sada before a Notary Public.
Mr. Roberto Garza Sada passed away on 14 August 2010 and subsequently, in 2012, his daughters filed a complaint against Santander Mexico alleging it had been negligent in its trustee role. The lawsuit was dismissed at first instance in April 2017 and on appeal in 2018. In May 2018, the plaintiffs filed an appeal (recurso de amparo) before the First Collegiate Court of the Fourth Circuit based in Nuevo León, which ruled in favor of the plaintiffs on 7 May 2021, annulling the 2018 appeal judgment and condemning Santander Mexico to the petitions claimed, consisting of the recovery of the amount of 36,700,000 Alfa shares, together with dividends, interest and damages.
Santander Mexico has filed various constitutional review and appeals against the recurso de amparo referred to above, which have been dismissed by the Supreme Court of Justice of the Nation. As of this date, an amparo review filed by the Bank is pending to be resolved in the Collegiate Courts in the State of Nuevo León, thus the judgment is not final. On 29 June 2022, Santander México, within the framework of the amparo review filed by the Bank, requested the First Collegiate Court in Civil Matters of the Fourth Circuit of Nuevo León the recusal of two of the three Magistrates who rendered against Santander Mexico, which has been resolved in favour of Santander Mexico. Plaintiffs have requested the recusal of the third Magistrate who ruled with a dissenting vote against the recurso de amparo referred above and this has been resolved in favour of Plaintiffs, and consequently the matter has been referred to the Second Collegiate Court of the Fourth Circuit based in Nuevo León, for it to resolve the matter.
Santander México believes that the actions taken should prevail and reverse the decision against it. The impact of a potential unfavorable resolution for Santander México will be determined in a subsequent proceeding and will also depend on the additional actions that Santander México may take in its defense, so it is not possible to determine it at this time. At the current stage of the proceedings, the provisions recorded are considered sufficient to cover the risks deriving from this claim.

▪Uro Property Holdings, S.A. (formerly Uro Property Holdings, SOCIMI, S.A.): on 16 February 2022, legal proceedings were commenced in the Commercial Court of London against Uro Property Holdings, S.A., a subsidiary of Banco Santander, S.A., by BNP Paribas Trust Corporation UK Limited (BNP) in its capacity as trustee on behalf of certain bondholders and beneficiaries of security rights. The litigation concerns certain terms of a financing granted to Uro Property Holdings, S.A. which was supported by a bond issuance in 2015. The claimant seeks a declaration by the Court and a monetary award against Uro, in connection with an additional premium above the nominal value of the financing repayment because of Uro having lost its status as SOCIMI (Sociedad Anónima Cotizada de Inversión Inmobiliaria), such loss causing the prepayment of the bond issuance and, in the opinion of the claimant BNP, also the obligation to pay the additional premium by Uro. Uro denies being liable to pay that additional premium and filed its defense statement and a counterclaim against the claimant. The trial hearing has been scheduled for November and December 2024. Furthermore, Uro filed a summary judgement application for BNP's claim to be dismissed before trial. The dismissal of this application by the Commercial Court has been confirmed by the Appeal Court. It is estimated that the maximum loss associated with this possible contingency, amounts to approximately EUR 250 million.
Banco Santander, S.A. and the other Group companies are subject to claims and, therefore, are party to certain legal proceedings incidental to the normal course of their business including those in connection with lending activities, relationships with employees and other commercial or tax matters additional to those referred to here.
With the information available to it, the Group considers that, at 30 September 2023, it had reliably estimated the obligations associated with each proceeding and had recognized, where necessary, sufficient provisions to cover reasonably any liabilities that may arise as a result of these tax and legal risks. Those cases in which provisions have been registered but are not disclosed are justified on the basis that it would be prejudicial to the proper defense of the Group. Subject to the qualifications made, the Group believes that any liability arising from such claims and proceedings will not have, overall, a material adverse effect on the Group’s business, financial position, or results of operations.
11.   Equity
In the nine-month periods ended 30 September 2023 and 2022 there were no quantitative or qualitative changes in Grupo Santander's equity other than those indicated in the condensed consolidated statements of changes in total equity.
a)    Capital
Banco Santander's share capital at 30 September 2023 and 31 December 2022 consisted of EUR 8,092 and EUR 8,397 million, respectively, represented by 16,184,146,059 and 16,794,401,584 shares of EUR 0.50 of nominal value each, respectively, and all of them of a unique class and series.
On 21 March 2023, there was a capital reduction amounting to EUR 170 million through the redemption of 340,406,572 shares, corresponding to the share buyback program for the year 2022 ended in January 2023.
Likewise, on 30 June 2023, Banco Santander has decreased its capital by an amount of EUR 135 million through the redemption of 269,848,953 shares, corresponding to the share buyback program for the year 2023 ended in April 2023.
Both operations have not entailed the return of contributions to the shareholders as Banco Santander was the owner of the redeemed shares.
b)    Share premium
Includes the amount paid by the bank's shareholders in capital issuances in excess of par value.
As a result of the capital reductions described in Note 11.a, during the first half of 2023 the share premium has been reduced by an amount of EUR 1,595 million, corresponding to the difference between the purchase value of the shares amortised (EUR 1,900 million) and the nominal value of said shares (EUR 305 million).
Likewise, in accordance with the applicable legislation, a reserve for amortised capital has been allocated with a charge to the share premium for an equal amount to the nominal value of said amortised shares (EUR 305 million).

c) Breakdown of other comprehensive income - Items not reclassified to profit or loss and Items that may be reclassified to profit or loss

	EUR million
	30-09-2023	31-12-2022
Other comprehensive income accumulated	(34,522)	(35,628)
Items not reclassified to profit or loss	(4,974)	(4,635)
Actuarial gains or losses on defined benefit pension plans	(4,157)	(3,945)
Non-current assets held for sale	—	—
Share in other income and expenses recognised in investments, joint ventures and associates	(3)	10
Other valuation adjustments	—	—
Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income	(746)	(672)
Inefficacy of fair value hedges of equity instruments measured at fair value with changes in other comprehensive income	—	—
Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income (hedged item)	267	293
Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income (hedging instrument)	(267)	(293)
Changes in the fair value of financial liabilities measured at fair value through profit or loss attributable to changes in credit risk	(68)	(28)
Items that may be reclassified to profit or loss	(29,548)	(30,993)
Hedge of net investments in foreign operations (effective portion)	(8,643)	(6,750)
Exchange differences	(17,989)	(20,420)
Hedging derivatives (effective portion)	(1,808)	(2,437)
Changes in the fair value of debt instruments measured at fair value with changes in other comprehensive income	(829)	(1,002)
Hedging instruments (items not designated)	—	—
Non-current assets held for sale	—	—
Share in other income and expenses recognised in investments, joint ventures and associates	(279)	(384)
d) Other comprehensive income - Items not reclassified to profit or loss - Actuarial gains or losses on defined benefit pension plans
The balance of the heading Other accumulated comprehensive income - Items not reclassified to profit or loss - Actuarial gains or losses on defined benefit pension plans, includes the actuarial gains or losses and the return on the assets assigned to the plan, less administration costs and plan's own taxes, and any change in the effects of the asset limit, excluding amounts included in net interest on net defined benefit liability (asset). Its variation is shown in the consolidated condensed statement of recognized income and expense.
During the first nine months of 2023, the amount of actuarial losses (net of actuarial gains) has increased by EUR 661 million. The main impacts are:
▪Increase of EUR 461 million in the cumulative actuarial losses relating to the Group´s businesses in the UK, mainly due to the performance of the asset portfolio, partially offset by the variation in the discount rate used in the obligations (increase from 4.88% to 5.60%).
▪Increase of 135 million euros in accumulated actuarial losses corresponding to the Group's businesses in Brazil, due to the variation in the discount rate (decrease from 9.44% to 8.71% in the main pension plans, and decrease from 9.46% to 8.73% in the main medical plan), to short-term inflation and the performance of the asset portfolio.
▪Increase of EUR 18 million in the cumulative actuarial losses relating to the Group's businesses in Portugal, mainly due to short-term inflation.
▪Decrease of EUR 30 million in the cumulative actuarial losses relating to the Group´s businesses in Spain, mainly due to the discount rate variation (increase from 3.80% to 4.40%).
▪Decrease of EUR 15 million in the cumulative actuarial losses relating to the Group's businesses in Germany, mainly due to the discount rate variation (increase from 4.21% to 4.50%).
The other modification in accumulated actuarial profit or losses is an increase of EUR 92 million as a result of the evolution of exchange rates and other movements.

e) Other comprehensive income - Items not reclassified to profit or loss – Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income
Includes the net amount of unrealised fair value changes in equity instruments at fair value with changes in other comprehensive income.
Below is a breakdown of the composition of the balance as of 30 September 2023 and 31 December 2022 under 'Other comprehensive income - Items not reclassified to profit or loss - Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income' depending on the geographical origin of the issuer:

	EUR million
	30-09-2023				31-12-2022
	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value
Equity instruments
Domestic
Spain	34	(1,172)	(1,138)	256	30	(926)	(896)	500
International
Rest of Europe	111	(65)	46	266	84	(60)	24	225
United States	14	—	14	17	15	—	15	29
Latin America and rest	368	(36)	332	1,257	244	(59)	185	1,187
	527	(1,273)	(746)	1,796	373	(1,045)	(672)	1,941
Of which:
Listed	315	(85)	230	1,261	246	(113)	133	1,200
Unlisted	212	(1,188)	(976)	535	127	(932)	(805)	741

f) Other comprehensive income - Items that may be reclassified to profit or loss – Hedges of net investments in foreign operations (effective portion) and exchange differences
Other comprehensive income - Items that may be reclassified to profit or loss - Hedges of net investments in foreign operations (effective portion) includes the net amount of the changes in value of hedging instruments in hedges of net investments in foreign operations, in respect of the portion of these changes considered to be effective hedges.
Other comprehensive income - Items that may be reclassified to profit or loss - Exchange differences includes the net amount of exchange differences arising on non-monetary items whose fair value is adjusted against equity and the differences arising on the translation to euros of the balances of the consolidated entities whose functional currency is not the euro.
The net variation of both headings recognised during the first nine months of 2023 in the interim condensed consolidated statement of recognised income and expenses, reflects the impact of the evolution of the currencies during the year, reflecting mainly the appreciation of the Brazilian real, Pound sterling, US dollar and Mexican peso (see Note 1.e).
Of this variation, a capital gain of EUR 338 million corresponds to the valuation at the closing exchange rate of goodwill for the first nine months of 2023 (see Note 8).

g) Other comprehensive income – Items that may be reclassified to profit or loss – Changes in the fair value of debt instruments measured at fair value through other comprehensive income
Includes the net amount of unrealised fair value changes in debt instruments at fair value through other comprehensive income.
Below is a breakdown of the composition of the balance as of 30 September 2023 and 31 December 2022 under Other comprehensive income - Items that may be reclassified to profit or loss - Changes in the fair value of debt instruments measured at fair value through other comprehensive income depending on the type of instrument and the geographical origin of the issuer:

	EUR million
	30-09-2023				31-12-2022
	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value
Debt instruments
Issued by public Public-sector
Spain	157	(3)	154	9,131	26	(1)	25	9,312
Rest of Europe	288	(139)	149	19,995	268	(199)	69	17,593
Latin America and rest of the world	128	(940)	(812)	39,610	196	(937)	(741)	40,873
Issued by Private-sector
Spain	43	(14)	29	5,500	—	(24)	(24)	5,727
Rest of Europe	13	(53)	(40)	4,849	11	(68)	(57)	5,203
Latin America and rest of the world	2	(311)	(309)	5,148	16	(290)	(274)	4,590
	631	(1,460)	(829)	84,233	517	(1,519)	(1,002)	83,298

12.   Segment information (Primary segment)
Grupo Santander has aligned the information in this note with the underlying information used internally for management reporting and with that presented in Grupo Santander's other public documents.
Grupo Santander's executive committee has been selected to be its chief operating decision maker. Grupo Santander's operating segments reflect its organizational and managerial structures. The executive committee reviews internal reporting based on these segments to assess performance and allocate resources.
The segments are split by geographic area in which profits are earned and type of business. The information is prepared by aggregating the figures for Santander’s various geographic areas and business units, relating it to both the accounting data of the units integrated in each segment and that provided by management information systems. The same general principles as those used in Grupo Santander are applied.
Following is the breakdown of revenue that is deemed to be recognised under Dividend income, Commission income, Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net, Gain or losses on financial assets and liabilities held for trading, net, Gain or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss, Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net, Gain or losses from hedge accounting, net, Other operating income and Income from assets under insurance and reinsurance contracts in the accompanying consolidated income statements for the nine-month periods ended 30 September 2023 and 2022.
In addition to these operating units, which report by geographic area and businesses, Grupo Santander continues to maintain the area of Corporate Centre, that includes the centralized activities relating to equity stakes in financial companies, financial management of the structural exchange rate position, assumed within the sphere of Grupo Santander's assets and liabilities committee, as well as management of liquidity and of shareholders' equity via issuances.
This financial information ('underlying basis') is computed by adjusting reported results for the effects of certain gains and losses (e.g.: capital gains, write-downs, etc.). These gains and losses are items that management and investors ordinarily identify and consider separately to understand better the underlying trends in the business.

Following is the reconciliation between the adjusted profit and the statutory profit corresponding to the nine-month periods ended 30 September 2023 and 2022:

	EUR million
	Revenue from ordinary activities		Profit before taxes		Profit
Segment	30-09-2023	30-09-2022	30-09-2023	30-09-2022	30-09-2023	30-09-2022
Europe	30,545	21,155	6,339	4,076	4,176	2,837
North America	21,495	13,420	2,368	3,005	1,900	2,271
South America	32,336	28,021	3,667	4,656	2,329	2,884
Digital Consumer Bank	7,306	5,128	1,437	1,581	823	908
Corporate Centre	1,574	596	(1,035)	(1,557)	(1,085)	(1,584)
Underlying Profit	93,256	68,320	12,776	11,761	8,143	7,316
Adjustments	—	—	(239)	—	—	—
Statutory Profit	93,256	68,320	12,537	11,761	8,143	7,316
113.   Related parties
The parties related to Grupo Santander are deemed to include, in addition to its subsidiaries, associates and joint ventures, Banco Santander’s key management personnel (the members of its board of directors and the executive vice presidents, together with their close family members) and the entities over which the key management personnel may exercise significant influence or control.
Following is a detail of the transactions performed by Grupo Santander with its related parties in the first nine months of 2023 and 2022, distinguishing between significant shareholders, members of Banco Santander’s board of directors, Banco Santander’s executive vice presidents, Grupo Santander entities and other related parties. Related party transactions were made on terms equivalent to those that prevail in arm’s-length transactions or, when this was not the case, the related compensation in kind was recognised:

	EUR million
	30-09-2023
Expenses and income	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total
Expenses
Finance costs	—	—	117	1	118
Leases	—	—	—	—	—
Services received	—	—	—	—	—
Purchases of stocks	—	—	—	—	—
Other expenses	—	—	104	—	104
	—	—	221	1	222
Income
Finance income	—	—	307	7	314
Dividends received	—	—	—	—	—
Services rendered	—	—	—	—	—
Sale of stocks	—	—	—	—	—
Other income	—	—	1,113	2	1,115
	—	—	1,420	9	1,429

	EUR million
	30-09-2023
Other transactions	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total
Financing agreements: loans and capital contributions (lender)	—	1	708	(238)	471
Financing agreements: loans and capital contributions (borrower)	—	2	(765)	(9)	(772)
Guarantees provided	—	—	(1)	685	684
Guarantees received	—	—	—	—	—
Commitments acquired	—	—	77	—	77
Dividends and other distributed profit	—	1	—	10	11
Other transactions	—	—	4	—	4

	EUR million
	30-09-2023
Balance closing period	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total
Debt balances:
Customers and commercial debtors	—	—	—	—	—
Loans and credits granted	—	13	10,019	217	10,249
Other collection rights	—	—	1,016	—	1,016
	—	13	11,035	217	11,265
Credit balances:
Suppliers and creditors granted	—	—	—	—	—
Loans and credits received	—	22	2,473	99	2,594
Other payment obligations	—	—	438	—	438
	—	22	2,911	99	3,032

	EUR million
	30-09-2022
Expenses and income	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total
Expenses
Finance costs	—	—	32	—	32
Leases	—	—	—	—	—
Services received	—	—	—	—	—
Purchases of stocks	—	—	—	—	—
Other expenses	—	—	285	—	285
	—	—	317	—	317
Income
Finance income	—	—	121	—	121
Dividends received	—	—	—	—	—
Services rendered	—	—	—	—	—
Sale of stocks	—	—	—	—	—
Other income	—	—	1,129	1	1,130
	—	—	1,250	1	1,251

	EUR million
	30-09-2022
Other transactions	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total
Financing agreements: loans and capital contributions (lender)	—	(1)	1,020	48	1,067
Financing agreements: loans and capital contributions (borrower)	—	7	173	(48)	132
Guarantees provided	—	—	—	2	2
Guarantees received	—	—	—	—	—
Commitments acquired	—	—	(27)	(2)	(29)
Dividends and other distributed profit	—	1	—	9	10
Other transactions	—	—	(264)	—	(264)

	EUR million
	31-12-2022
Balance closing period	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total
Debt balances:
Customers and commercial debtors	—	—	—	—	—
Loans and credits granted	—	13	9,311	455	9,779
Other collection rights	—	—	946	—	946
	—	13	10,257	455	10,725
Credit balances:
Suppliers and creditors granted	—	—	—	—	—
Loans and credits received	—	22	3,239	109	3,370
Other payment obligations	—	—	372	—	372
	—	22	3,611	109	3,742

14.   Off-balance-sheet exposures
The off-balance-sheet exposures related to balances representing loans commitments, financial guarantees and other commitments granted (recoverables and non recoverables).
Financial guarantees granted include financial guarantees contracts such as financial bank guarantees, credit derivatives, and risks arising from derivatives granted to third parties; non-financial guarantees include other guarantees and irrevocable documentary credits.
Loan and other commitments granted include all off-balance-sheet exposures, which are not classified as guarantees provided, including loans commitment granted.

	EUR million
	30-09-2023	31-12-2022
Loan commitments granted	289,742	274,075
Of which impaired	497	653
Financial guarantees granted	15,605	12,856
Of which impaired	536	521
Bank sureties	15,557	12,813
Credit derivatives sold	48	43
Other commitments granted	112,854	92,672
Of which impaired	554	608
Other granted guarantees	54,943	50,508
Other	57,911	42,164
The breakdown of the off-balance sheet exposure and impairment on 30 September 2023 and 31 December 2022 by impairment stages is EUR 407,022 million and EUR 370,729 million of exposure and EUR 336 million and EUR 331 million of impairment in stage 1, EUR 9,592 million and EUR 7,092 million of exposure and EUR 203 million and EUR 191 million of impairment in stage 2, and EUR 1,587 million and EUR 1,782 million of exposure and EUR 238 million and EUR 212 million of impairment in stage 3, respectively.
15.   Average headcount and number of branches
The average number of employees at Banco Santander and Grupo Santander, by gender, in the nine-month periods ended 30 September 2023 and 2022 is as follows:

Average headcount
	Bank		Group
	30-09-2023	30-09-2022	30-09-2023	30-09-2022
Men	12,283	11,913	98,259	91,094
Women	11,747	11,386	112,309	109,406
	24,030	23,299	210,568	200,500
The number of branches at 30 September 2023 and 31 December 2022 is as follow:

Number of branches
	Group
	30-09-2023	31-12-2022
Spain	1,931	1,966
Group	6,721	7,053
	8,652	9,019

16.   Other disclosures
a) Valuation techniques for financial assets and liabilities
The following table shows a summary of the fair values, at 30 September 2023 and 31 December 2022, of the financial assets and liabilities indicated below, classified on the basis of the various measurement methods used by Grupo Santander to determine their fair value:

	EUR million
	30-09-2023			31-12-2022
	Published price quotations in active markets (Level 1)	Internal models (Levels 2 and 3)	Total	Published price quotations in active markets (Level 1)	Internal models (Levels 2 and 3)	Total
Financial assets held for trading	57,507	143,719	201,226	45,014	111,104	156,118
Non-trading financial assets mandatorily at fair value through profit or loss	1,786	4,318	6,104	1,800	3,913	5,713
Financial assets at fair value through profit and loss	2,555	7,095	9,650	1,976	7,013	8,989
Financial assets at fair value through other comprehensive income	64,982	21,047	86,029	64,216	21,023	85,239
Hedging derivatives (assets)	—	7,234	7,234	—	8,069	8,069
Financial liabilities held for trading	18,091	125,895	143,986	16,237	98,948	115,185
Financial liabilities designated at fair value through profit or loss (*)	95	39,507	39,602	212	40,056	40,268
Hedging derivatives (liabilities)	—	8,758	8,758	—	9,228	9,228
Liabilities under insurance contracts (*)	—	17,177	17,177	—	16,426	16,426
(*) See impact of IFRS 17 as at 31 December 2022 (see Note 1.b).
The financial instruments at fair value determined on the basis of published price quotations in active markets (level 1) include government debt securities, private-sector debt securities, derivatives traded in organised markets, securitised assets, shares, short positions and fixed-income securities issued.
In cases where price quotations cannot be observed, management makes its best estimate of the price that the market would set, using its own internal models. In most cases, these internal models use data based on observable market parameters as significant inputs (level 2) and, in cases, they use significant inputs not observable in market data (level 3). In order to make these estimates, various techniques are employed, including the extrapolation of observable market data. The best evidence of the fair value of a financial instrument on initial recognition is the transaction price, unless the fair value of the instrument can be obtained from other market transactions performed with the same or similar instruments or can be measured by using a valuation technique in which the variables used include only observable market data, mainly interest rates.
During the first nine months of 2023 and 2022, Grupo Santander did not make any material transfers of financial instruments between measurement levels other than the transfers included in level 3 table.
Grupo Santander has developed a formal process for the systematic valuation and management of financial instruments, which has been implemented worldwide across all the Group’s units. The governance scheme for this process distributes responsibilities between two independent divisions: Treasury (development, marketing and daily management of financial products and market data) and Risk (on a periodic basis, validation of pricing models and market data, computation of risk metrics, new transaction approval policies, management of market risk and implementation of fair value adjustment policies).
The approval of new products follows a sequence of steps (request, development, validation, integration in corporate systems and quality assurance) before the product is brought into production. This process ensures that pricing systems have been properly reviewed and are stable before they are used.
The most important products and families of derivatives, and the related valuation techniques and inputs, by asset class, are detailed in the consolidated annual accounts as at 31 December 2022.
As the end of 30 September 2023, the CVA (Credit Valuation Adjustment) accounted for was EUR 299 million (a decrease of 14.8% compared to 31 December 2022) and adjustments of DVA (Debt Valuation Adjustment) was EUR 355 million (a decrease of 2.5% compared to the end of December 2022). The reduction is due to the variation in the credit markets compensated by upward movements in rates.

Set forth below are the financial instruments at fair value whose measurement was based on internal models (levels 2 and 3) at 30 September 2023 and 31 December 2022:

	EUR million		EUR million
	Fair values calculated using internal models at 30-09-2023 (*)		Fair values calculated using internal models at 31-12-2022 (*)
	Level 2	Level 3	Level 2	Level 3	Valuation techniques	Main inputs
ASSETS	174,538	8,875	142,832	8,290
Financial assets held for trading	142,633	1,086	110,721	383
Central banks (**)	23,410	—	11,595	—	Present value method	Yield curves, FX market prices
Credit institutions (**)	25,929	—	16,502	—	Present value method	Yield curves, FX market prices
Customers (**)	13,290	144	9,550	—	Present value method	Yield curves, FX market prices
Debt instruments and equity instruments	10,495	434	6,537	43	Present value method	Yield curves, FX market prices
Derivatives	69,509	508	66,537	340
Swaps	54,424	192	54,367	139	Present value method, Gaussian Copula	Yield curves, FX market prices, HPI, Basis, Liquidity
Exchange rate options	1,075	1	916	4	Black-Scholes Model	Yield curves, Volatility surfaces, FX market prices, Liquidity
Interest rate options	2,618	20	2,681	39	Black's Model, multifactorial advanced models interest rate	Yield curves, Volatility surfaces, FX market prices, Liquidity
Interest rate futures	118	—	113	—	Present value method	Yield curves, FX market prices
Index and securities options	293	117	354	48	Black’s Model, multifactorial advanced models interest rate	Yield curves, Volatility surfaces, FX & EQ market prices, Dividends, Liquidity
Other	10,981	178	8,106	110	Present value method, Advanced stochastic volatility models and others	Yield curves, Volatility surfaces, FX and EQ market prices, Dividends, Liquidity, Dividends, Correlation, HPI, Credit, Others
Hedging derivatives	7,234	—	8,069	—
Swaps	6,473	—	6,687	—	Present value method	Yield curves, FX market prices, Basis
Interest rate options	2	—	2	—	Black Model	Yield curves, FX market prices, Volatility surfaces
Other	759	—	1,380	—	Present value method, Advanced stochastic volatility models and others	Yield curves, Volatility surfaces, FX market prices, Credit, Liquidity, Others
Non-trading financial assets mandatorily at fair value through profit or loss	2,230	2,088	2,080	1,833
Equity instruments	989	1,501	643	1,269	Present value method	Yield curves, Market price, Dividends and Others
Debt instruments	586	320	809	325	Present value method	Yield curves
Loans and receivables	655	267	628	239	Present value method, swap asset model and CDS	Yield curves and Credit curves
Financial assets designated at fair value through profit or loss	6,675	420	6,586	427
Credit institutions	620	—	673	—	Present value method	Yield curves, FX market prices
Customers (***)	5,870	6	5,769	5	Present value method	Yield curves, FX market prices, HPI
Debt instruments	185	414	144	422	Present value method	Yield curves, FX market prices
Financial assets at fair value through other comprehensive income	15,766	5,281	15,376	5,647
Equity instruments	5	491	9	700	Present value method	Yield curves,Market price, Dividends and Others
Debt instruments	12,326	190	11,869	229	Present value method	Yield curves, FX market prices
Loans and receivables	3,435	4,600	3,498	4,718	Present value method	Yield curves, FX market prices and Credit curves
LIABILITIES	190,510	827	163,733	925
Financial liabilities held for trading	125,517	378	98,533	415
Central banks (**)	15,554	—	5,759	—	Present value method	FX market prices, Yield curves
Credit institutions (**)	16,638	—	9,796	—	Present value method	FX market prices, Yield curves
Customers	21,745	—	12,226	—	Present value method	FX market prices, Yield curves
Derivatives	64,064	378	64,147	415
Swaps	49,538	113	51,191	235	Present value method, Gaussian Copula	Yield curves, FX market prices, Basis, Liquidity, HPI
Exchange rate options	650	—	769	—	Black Model, multifactorial advanced models interest rate	Yield curves, Volatility surfaces, FX market prices, Liquidity
Interest rate options	3,278	26	3,268	19	Black-Scholes Model	Yield curves, Volatility surfaces, FX market prices
Index and securities options	644	64	591	42	Black-Scholes Model	Yield curves, FX market prices, Liquidity
Interest rate and equity futures	44	—	807	—	Present value method	Yield curves, Volatility surfaces, FX & EQ market prices, Dividends, Correlation, Liquidity, HPI
Other	9,910	175	7,521	119	Present value method, Advanced stochastic volatility models and others	Yield curves, Volatility surfaces, FX & EQ market prices, Dividends, Correlation, HPI, Credit, Others
Short positions	7,516	—	6,605	—	Present value method	Yield curves ,FX market prices, Equity
Hedging derivatives	8,741	17	9,214	14
Swaps	7,513	17	8,142	14	Present value method	Yield curves ,FX market prices, Basis
Other	1,228	—	1,072	—	Present value method, Advanced stochastic volatility models and others	Yield curves, Volatility surfaces, FX market prices, Credit, Liquidity and others
Financial liabilities designated at fair value through profit or loss (****)	39,433	74	39,905	151	Present value method	Yield curves, FX market prices
Liabilities under insurance contracts (****)	16,819	358	16,081	345	Present Value Method with actuarial techniques	Mortality tables and yield curves

(*) The internal models of level 2 implement figures based on the parameters observed in the market, while level 3 internal models use significant inputs that are not observable in market data.
(**)    Includes mainly short-term loans/deposits and repurchase/reverse repurchase agreements with corporate customers (mainly brokerage and investment companies).
(***) Includes mainly structured loans to corporate clients.
(****) See impact of IFRS 17 as at 31 December 2022 (see Note 1.b).

Level 3 financial instruments
Set forth below are the Group’s main financial instruments measured using unobservable market data as significant inputs of the internal models (level 3):
▪HTC&S (Hold to collect and sale) syndicated loans classified in the fair value category with changes in other comprehensive income, where the cost of liquidity is not directly observable in the market, as well as the prepayment option in favour of the borrower.
▪Illiquid equity instruments in non-trading portfolios, classified at fair value through profit or loss and at fair value through equity.
▪Instruments in Santander UK’s portfolio (loans, debt instruments and derivatives) linked to the House Price Index (HPI). Even if the valuation techniques used for these instruments may be the same as those used to value similar products (present value in the case of loans and debt instruments, and the Black-Scholes model for derivatives), the main factors used in the valuation of these instruments are the HPI spot rate, the growth and volatility thereof, and the mortality rates, which are not always observable in the market and, accordingly, these instruments are considered illiquid.
▪Callable interest rate derivatives (Bermudan-style options) where the main unobservable input is mean reversion of interest rates.
▪Trading derivatives on interest rates, taking as an underlying asset titling and with the amortization rate (CPR, Conditional prepayment rate) as unobservable main entry.
▪Derivatives from trading on inflation in Spain, where volatility is not observable in the market.
▪Equity volatility derivatives, specifically indices and equities, where volatility is not observable in the long term.
▪Derivatives on long-term interest rate and FX in some units (mainly South America) where for certain underlyings it is not possible to demonstrate observability to these terms.
▪Debt instruments referenced to certain illiquid interest rates, for which there is no reasonable market observability.
The measurements obtained using the internal models might have been different if other methods or assumptions had been used with respect to interest rate risk, to credit risk, market risk and foreign currency risk spreads, or to their related correlations and volatilities. Nevertheless, the Bank’s directors consider that the fair value of the financial assets and liabilities recognised in the interim condensed consolidated balance sheet and the gains and losses arising from these financial instruments are reasonable.
The net amount recorded in the results of the first nine months of 2023 arising from models whose significant inputs are unobservable market data (level 3) amounted to EUR 315 million profit (EUR 2 million in the first nine months of 2022).

The table below shows the effect, at 30 September 2023 and 31 December 2022, on the fair value of the main financial instruments classified as Level 3 of a reasonable change in the assumptions used in the valuation. This effect was determined by applying the probable valuation ranges of the main unobservable inputs detailed in the following table:

30-09-2023
Portfolio/Instrument	Valuation technique	Main unobservable inputs	Range	Weighted average	Impacts (EUR million)
(Level 3)					Unfavourable scenario	Favourable scenario
Financial assets held for trading
Loans and advances to customers
Repos/Reverse repos	Others	Long-term repo spread	n.a.	n.a.	(0.01)	0.00
Debt securities
Corporate debt	Discounted Cash Flows	Credit spread	0% - 10%	5.03%	(1.75)	1.77
Government debt	Discounted Cash Flows	Discount curve	0% - 8%	3.97%	(7.99)	7.86
Derivatives
CCS	Forward estimation	Interest rate	(6)bp - 6bp	-0.29bp	(1.00)	0.91
EQ Options	EQ option pricing model	Volatility	0% - 70%	44.63%	(0.48)	0.84
EQ Options	Local volatility	Volatility	10% - 90%	50.00%	(1.26)	1.26
FRAs	Asset Swap model	Interest rate	4% - 7%	5.37%	(0.85)	0.72
Inflation Derivatives	Asset Swap model	Inflation Swap Rate	2% - 8%	4.18%	(0.30)	0.17
IR Options	IR option pricing model	Volatility	0% - 30%	17.63%	(0.25)	0.35
IRS	Asset Swap model	Interest rate	2% - 12%	7.45%	(0.04)	0.04
IRS	Discounted Cash Flows	Credit spread	3.7% - 18.2%	10.47%	(1.94)	1.68
IRS	Discounted Cash Flows	Swap rate	9.4% - 9.8%	9.57%	(0.04)	0.03
IRS	Forward estimation	Interest rate	(6)bp - 6bp	0.16bp	(0.03)	0.04
IRS	Prepayment modelling	Prepayment rate	2.5% - 7.1%	7.05%	0.00	0.15
Others	Forward estimation	Price	0% - 2%	0.67%	(0.39)	0.20
Property derivatives	Option pricing model	Growth rate	(5)% - 5%	0.00%	(3.81)	3.81
Securitisation Swap	Discounted Cash Flows	Constant prepayment rates	(10)% - 10%	0.00%	(7.62)	7.62
Structured notes	Price based	Price	(10)% - 10%	0.00%	(2.21)	2.21
Financial assets designated at fair value through profit or loss
Loans and advances to customers
Loans	Discounted Cash Flows	Credit spreads	0.1% - 2%	1.05%	(0.18)	0.18
Mortgage portfolio	Black Scholes model	Growth rate	(5)% - 5%	0.00%	(0.23)	0.23

30-09-2023
Portfolio/Instrument	Valuation technique	Main unobservable inputs	Range	Weighted average	Impacts (EUR million)
(Level 3)					Unfavourable scenario	Favourable scenario
Debt securities
Other debt securities	Others	Inflation Swap Rate	0% - 8%	3.88%	(4.60)	4.32
Non-trading financial assets mandatorily at fair value through profit or loss
Debt securities
Property securities	Probability weighting	Growth rate	(5)% - 5%	0.00%	(0.35)	0.35
Equity instruments
Equities	Price Based	Price	90% - 110%	100%	(150.10)	150.10
Financial assets at fair value through other comprehensive income
Loans and advances to customers
Loans	Discounted Cash Flows	Credit spread	n.a.	n.a.	(19.55)	0.00
Loans	Discounted Cash Flows	Interest rate curve	8% - 9%	8.40%	(0.64)	0.64
Loans	Discounted Cash Flows	Margin of a reference portfolio	(1)bp - 1bp	0bp	(17.90)	17.90
Loans	Forward estimation	Credit spread	1.80% - 3.1%	0.0182	(0.79)	0.00
Loans	Market price	Market price	(10)% - 20%	0.00%	(6.38)	3.19
Debt securities
Corporate debt	Discounted Cash Flows	Margin of a reference portfolio	(1)bp - 1bp	0bp	(0.09)	0.09
Government debt	Discounted Cash Flows	Interest rate	0.0% - 2.0%	1.01%	0.00	0.00
Equity instruments
Equities	Price Based	Price	90% - 110%	100.00%	(49.13)	49.13
Financial liabilities held for trading
Derivatives
Cap&Floor	Volatility option model	Volatility	10% - 90%	44.25%	(0.28)	0.21

31-12-2022
Portfolio/Instrument	Valuation technique	Main unobservable inputs	Range	Weighted average	Impacts (EUR million)
(Level 3)					Unfavourable scenario	Favourable scenario
Financial assets held for trading
Debt securities
Corporate debt	Discounted Cash Flows	Credit spread	0% - 20%	10.07%	(1.38)	1.40
Corporate debt	Price based	Market price	85% - 115%	100.00%	0.00	0.00
Government debt	Discounted Cash Flows	Discount curve	0% - 10%	4.92%	(8.34)	8.07
Derivatives
CCS	Discounted Cash Flows	Interest rate	(0.70)% - 0.70%	0.00%	0.00	0.00
CCS	Forward estimation	Interest rate	(4)bp - 4bp	0.42bp	(0.06)	0.07
CDS	Discounted Cash flows	Credit Spread	14.90bp - 42.10bp	21.99bp	(0.05)	0.02
EQ Options	EQ option pricing model	Volatility	0% - 90%	61.30%	(0.23)	0.48
EQ Options	Local volatility	Volatility	10% - 90%	50.00%	(1.05)	1.05
FRAs	Asset Swap model	Interest rate	0% - 6%	2.71%	(1.16)	0.95
Fx Swap	Others	Others	n.a.	n.a	(1.37)	1.37
Inflation Derivatives	Asset Swap model	Inflation Swap Rate	0% - 10%	3.41%	(0.21)	0.11
Inflation Derivatives	Volatility option model	Volatility	0% - 40%	17.37%	(0.14)	0.11
IR Options	IR option pricing model	Volatility	0% - 60%	35.82%	(0.30)	0.44
IRS	Asset Swap model	Interest rate	0% - 15%	9.20%	(0.05)	0.08
IRS	Discounted Cash Flows	Credit spread	1.25% - 6.29%	3.89%	(2.25)	2.47
IRS	Discounted Cash Flows	Swap rate	8.6% - 9.1%	8.84%	(0.02)	0.03
IRS	Forward estimation	Interest rate	(6)pb - 6pb	0.13bp	(0.04)	0.04
IRS	Others	Others	5% - n.a	n.a	(11.58)	0.00
IRS	Prepayment modelling	Prepayment rate	2.5% - 6.2%	4.17%	(0.06)	0.05
Others	Forward estimation	Price	0% - 2%	0.62%	(0.53)	0.24
Property derivatives	Option pricing model	Growth rate	(5)% - 5%	0.00%	(5.75)	5.75
Financial assets designated at fair value through profit or loss
Loans and advances to customers
Loans	Discounted Cash Flows	Credit spreads	0.1% - 2%	1.05%	(0.18)	0.18
Mortgage portfolio	Black Scholes model	Growth rate	(5)% - 5%	0.00%	(0.79)	0.79

31-12-2022
Portfolio/Instrument	Valuation technique	Main unobservable inputs	Range	Weighted average	Impacts (EUR million)
(Level 3)					Unfavourable scenario	Favourable scenario
Debt securities
Other debt securities	Others	Inflation Swap Rate	0% - 10%	4.74%	(4.25)	3.83
Non-trading financial assets mandatorily at fair value through profit or loss
Debt securities
Corporate debt	Discounted Cash Flows	Margin of a reference portfolio	(1)bp - 1bp	0.01bp	(0.33)	0.33
Corporate debt	Probability weighting	Growth rate	(5)% - 5%	0.00%	(0.68)	0.68
Equity instruments
Equities	Price Based	Price	90% - 110%	100.00%	(126.87)	126.87
Financial assets at fair value through other comprehensive income
Loans and advances to customers
Loans	Discounted Cash Flows	Credit spread	n.a.	n.a	(24.10)	0.00
Loans	Discounted Cash Flows	Interest rate curve	0.8% - 1.0%	0.88%	(0.08)	0.08
Loans	Discounted Cash Flows	Margin of a reference portfolio	(1)bp - 1bp	0bp	(17.51)	17.51
Loans	Forward estimation	Credit spread	2.56% - 3.40%	2.56%	(0.49)	0.00
Debt securities
Government debt	Discounted Cash Flows	Interest rate	(0.4)% - 1.6%	0.63%	(0.01)	0.01
Equity instruments
Equities	Price Based	Price	90% - 110%	100.00%	(70.04)	70.04
Financial liabilities held for trading
Derivatives
Cap&Floor	Volatility option model	Volatility	10% - 90%	40.73%	(0.29)	0.18
Financial liabilities designated at fair value through profit or loss
Loans and advances to customers
Repos/Reverse repos	Others	Long-term repo spread	n.a.	n.a.	(0.13)	0.00

Lastly, the changes in the financial instruments classified as level 3 in the first nine months of 2023 and 2022 were as follows:

	01-01-2023	Changes						30-09-2023
EUR million	Fair value calculated using internal models (Level 3)	Purchases/Settlements	Sales/Amortisation	Changes in fair value recognized in profit or loss	Changes in fair value recognised in equity	Level reclassifications	Other	Fair value calculated using internal models (Level 3)
Financial assets held for trading	383	268	(121)	107	—	318	131	1,086
Customers	—	—	—	(3)	—	—	147	144
Debt instruments	42	78	(47)	20	—	336	4	433
Equity instruments	1	—	—	—	—	—	—	1
Trading derivatives	340	190	(74)	90	—	(18)	(20)	508
Swaps	139	1	(4)	87	—	(1)	(30)	192
Exchange rate options	4	—	—	(3)	—	—	—	1
Interest rate options	39	—	—	(19)	—	—	—	20
Index and securities options	48	75	(3)	20	—	(27)	4	117
Other	110	114	(67)	5	—	10	6	178
Financial assets designated at fair value through profit or loss	427	—	—	(35)	—	—	28	420
Loans and advances to customers	5	—	—	1	—	—	—	6
Debt instruments	422	—	—	(36)	—	—	28	414
Non-trading financial assets mandatorily at fair value through profit or loss	1,833	250	(197)	177	—	—	25	2,088
Loans and advances to customers	239	99	(70)	(9)	—	—	8	267
Debt instruments	325	41	(38)	(8)	—	—	—	320
Equity instruments	1,269	110	(89)	194	—	—	17	1,501
Financial assets at fair value through other comprehensive income	5,647	2,571	(2,981)	—	(187)	194	37	5,281
Loans and advances to customers	4,718	2,571	(2,979)	—	50	162	78	4,600
Debt instruments	229	—	—	—	7	32	(78)	190
Equity instruments	700	—	(2)	—	(244)	—	37	491
TOTAL ASSETS	8,290	3,089	(3,299)	249	(187)	512	221	8,875
Financial liabilities held for trading	415	236	(86)	(49)	—	(110)	(28)	378
Trading derivatives	415	236	(86)	(49)	—	(110)	(28)	378
Swaps	235	65	(72)	14	—	(98)	(31)	113
Interest rate options	19	12	—	(5)	—	—	—	26
Index and securities options	42	43	(12)	—	—	(12)	3	64
Others	119	116	(2)	(58)	—	—	—	175
Hedging derivatives (Liabilities)	14	—	—	(3)	—	6	—	17
Swaps	14	—	—	(3)	—	6	—	17
Financial liabilities designated at fair value through profit or loss (*)	151	78	(5)	(4)	—	—	(146)	74
Liabilities covered by insurance and reinsurance contracts (*)	345	—	—	(10)	—	—	23	358
TOTAL LIABILITIES	925	314	(91)	(66)	—	(104)	(151)	827
(*) See impact of IFRS 17 as at 31 December 2022 (see Note 1.b).

	01-01-2022	Changes						30-09-2022
EUR million	Fair value calculated using internal models (Level 3)	Purchases/Settlements	Sales/Amortisation	Changes in fair value recognized in profit or loss	Changes in fair value recognised in equity	Level reclassifications	Other	Fair value calculated using internal models (Level 3)
Financial assets held for trading	537	68	(67)	7	—	—	(4)	541
Debt instruments	22	—	—	—	—	—	6	28
Equity instruments	2	—	—	—	—	(1)	—	1
Trading derivatives	513	68	(67)	7	—	1	(10)	512
Swaps	224	1	(46)	121	—	4	(24)	280
Exchange rate options	12	—	(9)	8	—	—	(2)	9
Interest rate options	182	—	—	(138)	—	(1)	—	43
Index and securities options	41	9	(7)	29	—	(1)	9	80
Other	54	58	(5)	(13)	—	(1)	7	100
Financial assets designated at fair value through profit or loss	418	35	—	17	—	—	61	531
Loans and advances to customers	18	3	—	(3)	—	—	(6)	12
Debt instruments	400	32	—	20	—	—	67	519
Non-trading financial assets mandatorily at fair value through profit or loss	1,865	157	(292)	115	—	5	67	1,917
Loans and advances to customers	268	26	(92)	80	—	—	8	290
Debt instruments	366	6	(37)	(44)	—	—	1	292
Equity instruments	1,231	125	(163)	79	—	5	58	1,335
Financial assets at fair value through other comprehensive income	4,847	6,284	(6,436)	—	(193)	367	57	4,926
Loans and advances to customers	3,880	6,191	(6,399)	—	(11)	296	(3)	3,954
Debt instruments	146	91	(28)	—	—	—	61	270
Equity instruments	821	2	(9)	—	(182)	71	(1)	702
TOTAL ASSETS	7,667	6,544	(6,795)	139	(193)	372	181	7,915
Financial liabilities held for trading	160	199	(64)	133	—	7	(9)	426
Trading derivatives	160	199	(64)	133	—	7	(9)	426
Swaps	44	32	(8)	241	—	9	(25)	293
Exchange rate options	7	6	(14)	1	—	—	—	—
Interest rate options	26	56	(20)	(31)	—	—	—	31
Index and securities options	67	6	(18)	(31)	—	(2)	16	38
Others	16	99	(4)	(47)	—	—	—	64
Financial liabilities designated at fair value through profit or loss	151	—	(3)	3	—	—	—	151
Liabilities covered by insurance and reinsurance contracts (*)	318	—	—	(2)	—	—	62	378
TOTAL LIABILITIES	629	199	(67)	134	—	7	53	955
(*) See impact of IFRS 17 as at 31 December 2022 (see Note 1.b)

17.   Explanation added for translation to English
These interim condensed consolidated financial statements are presented on the basis of the regulatory financial reporting framework applicable to Grupo Santander in Spain (see Note 1.b).

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: 25 October 2023	By:	/s/ José García Cantera
	Name:	José García Cantera
	Title:	Chief Financial Officer